Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Whooshh Innovations Inc.
2001 West Garfield Street, Bldg 156
Seattle, WA 98119
https://www.whooshh.com/

Up to $4,999,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Whooshh Innovations Inc.
Address: 2001 West Garfield Street, Bldg 156, Seattle, WA 98119
State of Incorporation: DE
Date Incorporated: October 22, 2007

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $4,999,999.50 | 3,333,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Live Offering Perks</u>*

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 Days | 5% bonus shares

<u>After the early birds</u>

First Volume Tier -- 25,000 - 10% bonus

Second Volume Tier -- 50,000 - 15% bonus

* *Note these perks do stack with the other live offering perks. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Whooshh will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Whooshh Innovations, Inc. began operations in March 2008. Today the company is using its proprietary technologies to help save the fish, feed the planet, and grow clean energy by transporting fish through a novel passage system.

Whooshh first tested its proprietary transport technology on live fish in 2011, and the technology has undergone numerous advances and independent and peer-reviewed studies.

Since 2013, Whooshh has focused all its energy and resources on developing game-changing fish passage solutions that are economical for its users and for the shared water resources as well as providing commercialized products for more economical fish handling.

Today, our solutions are available for selective fish passage over dams, invasive species management and removal, commercial aquaculture where fish welfare is paramount and in processing plants where hygiene is critical and water is expensive.

Whooshh systems have been used successfully with many fish species all over the world. The core technology has other applications with meat, fruit, and some vegetables, but today, the company is focused on the enormous markets for fish passage and fish transport.

Whooshh Innovations, Inc. was organized as Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington, and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013.

Background

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide products and services for fish passage and fish handling.

What is fish passage?

Fish passage refers to a technology or structure(s) that enables fish to navigate past a dam or barrier without additional human intervention. It includes fish ladders, fish lifts and denils. Supporting native fish populations is more critical now than ever. Native fish are an integral part of their habitats and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat.) That is where Whooshh comes in. The Whooshh Passage Portal offers automated selective fish passage for the first time and increasingly the laws and regulations are demanding this of dam owners and operators to obtain and renew their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate thousands of miles to reach fresh-water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

We believe that supporting carbon-reducing, renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth and the recovery of threatened fish species. We acknowledge that hydropower is the largest producer of renewable energy in the world, and so we committed ourselves to finding a better way for hydropower and native fish populations to recover where antiquated solutions are inadequate or don't exist at all due to economic or artificial constraints.

What is fish handling?

Fish handling refers to activities where fish are trapped, held, or handled often in the process of transferring the fish from one place to another. The fish are unable to proceed without human intervention.

Fish handling in the aquaculture industry often begins with collecting broodstock and holding them in controlled facilities, where the broodstock is nurtured until they are ready to be spawned.

RAS is a form of land-based aquaculture where most water is reused and recirculated to raise fish in an environment in which the waste, nutrients, and filtering systems can be controlled, as opposed to open water fish farms. This allows for the growing consumer demand for fish to be met in a more sustainable, green, and safe manner. The development of RAS is important because it creates less waste, uses less water, and decreases disease in fish without using hormones, chemicals, or antibiotics because the fish are not exposed to outside water-based contamination or disease, and the resulting fry, until they are large enough to be either released into the wild as part of a stock enhancement program, or transferred to a Recirculating Aquaculture System ("RAS") facility.

Traditionally, in hatcheries and RAS, the standard method of moving or transferring fish between tanks or facilities is the traditional aqua pump. The aqua pump requires significant water flows to be effective, and can be very stressful for the fish when being transported through the system. This can be problematic because elevated levels of stress enzymes (e.g. cortisol) found in fish tissue can be detrimental for fish welfare in stock enhancement programs, and also lower the quality of a yield in RAS systems. The aqua pump may also increase the probability of injuries and mortalities.

Our Solutions -- PAAS, Products and Services

Today we generate earnings from the following revenue channels:

• Passage as a Service (“PaaS”)

• Sales

• Consulting Services

• Grants / Studies

• Subscription

Subscription services include licenses and access to our large database of fish images and stored real-time data and analytics to customers with improved fisheries management. Currently, we only receive subscription revenue as part of a PaaS license.

Passage as a Service:

Most of our revenues come from fish passage system deployments where the company retains title to the equipment, and recurring payments are made to the company over some defined period of time. 33% of our projects last year were PaaS projects but they produced more than 80% of our revenue. While there is no standard size “project” for us, a fish passage project often includes consulting, licensing, subscriptions, and use of Whooshh passage products (collectively “PaaS”).

The following is an example (for illustrative purposes only) of how one of projects may evolve from initial engagement:

A potential client is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria before they receive their license extension. The potential client would approach us initially to consult and a provide a feasibility report including proposed layout using our product. If the proposal in the feasibility report is accepted, we will also provide the passage solution -- which may include a “Passage Portal”, a modular system which includes multiple components including, our FishL Recognition scanner system, Migrator tubes and Salmon Cannon accelerator technologies that enable the selected fish to passage over the barrier. Often times there can be months of delays while the potential client seeks the requisite approval.

Our detailed engineering drawings allow us to manufacture modular components of the systems are built by specialty subcontracted manufacturers, then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing, and then shipped to the destination site for installation by the client's on-site personnel or general contractors. We provide a supervisory function for these deployments. Post installation we monitor and access our automated systems remotely for routine maintenance and updates.

The structure of a PaaS agreement is flexible and payment terms may include renting, leasing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the term. We work with clients to fulfill their procurement needs but the payment terms are designed to limit license risk for the client and assure a steady stream of income to us for the life of the site license once it issues. We intend that our PaaS engagements would mirror that of the license period granted to operate the plant and therefore may last 20 years or more.

Our products are always designed with the biological and behavioral aspects of the fish themselves driving the design decisions. The products are modular and can be configured for specific applications, incorporating more or less components depending on the site requirements.

Our most sophisticated systems such as the Passage Portal are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can move and sort fish regardless of geography, height of obstacle, or changing water levels without human intervention. The Passage Portal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air.

Our Passage Portal solution is designed to operate without human handling and interrogation and has a passage capacity of more than 50,000 fish a day, when the fish are really running. These systems are deployed and used under a long-term Passage as a Service contract with the client. Depending on site requirements the total cost for a Passage Portal system can run from one million to twenty million dollars paid over the life of the contract, which may exceed 20 or more years.

However, not all fish passage systems require this level of capacity. For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river into a truck, tank or hatchery, then one of our fish handling models priced for sale around $150,000 may be all that is needed. Volumes are low, and humans are doing the sorting.

In addition, we have integrated sophisticated and elegant scanning and sorting features in order to enable selective fish passage, (selecting for size or species for example) and to compile data and high definition images of every fish for fisheries management. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the water flows, potentially increasing hydropower production and fish surviving to successfully reproduce.

Sales

Our products are designed with the biological and behavioral aspects of the fish themselves driving the design. Most of our sales are for fish handling (e.g., fish management, aquaculture and fish processing). We have developed 10 fish handling products or models and continue to innovate based on client needs and requests. These products are one-time sales and are used for a variety of purposes from elver passage, fish management, aquaculture to fish processing. The products we sell range in price from just a few thousand dollars up to $150,000 or more.

An example of one of our products is the Elverator – a floating device that can be used to collect juvenile eel or elvers. The product attracts, collects, and safely protects elver from predators until the elver can be transported in bulk by manually transporting the elver above the dam or barrier on a regular schedule while they are migrating.

Consulting Services

A nascent but growing part of our business are Whooshh Consults. Our engineers, and scientists are often hired for consulting services – including feasibility studies related to our product deployments. We typically work on an hourly, retainer, or flat fee basis. We provide these services in a variety of areas including: fish passage, invasive species, fish management and aquaculture.

Grants and Studies

Before designing and developing products and solutions we spend years doing research, development, and studies paid for with industry grants we are awarded. (See "Our Advantages" below). Studies still remain an integral part of our business plan for not only off-setting development costs but also helping with product development and providing the scientific support for the use of our PaaS solutions.

We are currently the awardee or sub-awardee of three different grants; (i) the U.S. Department of Energy, National Renewable Energy Lab, in co partnership with Littoral Power Systems and Oak Ridge National Laboratory; (ii) the Electric Power Research Institute and Alden Labs; and (iii) Illinois Department of Natural Resources, the University of Illinois, and the Nature Conservancy. In addition, we have or will be applying for other grants in 2021 from the National Science Foundation - SBRI, and we have been requested to provide product to facilitate some major studies on the Columbia River for each Chinook and Sockeye salmon. We aim to continue to innovate and expand the reach of our fish passage solutions for native fish species and invasive fish species. In the fiscal years ended December 31, 2020 and December 31, 2019, we spent $69,613 and $164,468, respectively, on research and development.

Our Intellectual Property

The company has 48 patents granted to date around the world. These patents fall into 5 families. Three of the families relate directly to our proprietary pneumatic tube, one relates to a mobile harvesting system for fruit using our tubes, and the last relates to decelerating objects in water. These patents were developed and owned by the company but may have been granted under the company's former name or its subsidiary name.

In addition, we have three trademarks filed with the USPTO (Whooshh, Salmon Cannon, and Passage Portal), plus state common law trademarks related to most of our products. Among our domain names we own are Whooshh, Salmon Cannon, and FishL Recognition.

Distribution

Our customers originate from four distinct sales channels: (1) our website and social media channels; (2) direct sales; (3) authorized agents; and (4) consulting firms and NGO's.. These sales channels have yielded projects on four continents; multiple states and countries including USA, Sweden, Norway, Canada, China, and Argentina; in either or both the private and public sectors. Our biggest public customers include the U.S. Bureau of Reclamation, Fisheries & Ocean Canada (DFO), the Washington State Department of Fish & Wildlife and tribal nations. In the private sector, our customers include three of the largest salmon aquaculture companies, and private or investor held dam owners and operators.

Competitors and Industry

Market Size

There are more than 800,000 dams, including more than 56,000 high head hydropower dams (dams with head difference of greater than 50 feet) on this planet. In the United States alone, there are approximately 85,000 dams, 2,500 of which are hydropower and in the EU there are 25,000 hydropower dams, 900 of which are located in Sweden alone. Hydropower is the number one renewable energy source worldwide. Hydropower provides more than 50% of the energy in over 38 countries; and in Washington state, where we are based, it provides more than 70% of our electricity. We anticipate the that push toward renewable energies, including through infrastructure and regulatory initiatives, will increase the usage of hydropower and the construction of more hydropower on existing non-powered dams in many areas of the world, including in North America. Ne fish passage will be required on all most new hydropower projects on non-powered dams, and most older dams coming up for relicensing in addition to the approximately 3,400 new dams under construction around the world. In the case of the high head dams, Whoosh systems are often the only viable fish passage technologically available for technical or economic reasons. Therefore, these high head dams, are they key target market for the foreseeable future with expected revenue to be more than two million dollars per installation. It should also be noted, that at many high head dams, more than one system will often be required given the width of these same dams.

Regulation

Federal and most state laws now require fish passage at any hydropower dam. In Europe, the European Framework Water Directive requires interconnected waterways for fish passage at all barriers. In China, fish passage and a hatchery operation are required at every new dam. Further, the Paris Agreement, which was adopted by nearly every nation in 2015, is an international accord aimed at address climate change, whose purpose is to substantially cut carbon emissions. In order to do so, a move toward renewable energy sources including hydropower, is an imperative.

The Endangered Species Act is proscriptive (must not do) and is designed to prevent species extinction by prohibiting bad actors and actions. It is not prescriptive (must do) and designed to cause recovery or enhancement. Because the law proscribes "take" of a threatened or endangered species, there are fewer regulatory hurdles on a waterway that is filled with abundant invasive species than one in which the native species have landed on an endangered or threatened species list. As a result, deployments are faster where there are no fish that are either threatened or endangered.

Competitors

We currently compete with companies, specifically civil engineering firms implementing the traditional custom fish ladder and fish lift solutions.

What makes Whoosh different?

The Problem. Dams block or delay fish from migrating up and downstream. In the United States more than 90% percent of the dams have either very poor fish passage or none at all. As a result of inadequate or ineffective fish passage, wild fish runs have been depleted, and in some cases have collapsed altogether.

Fish passage solutions historically have pitted very expensive custom engineered civil projects (i.e. fish ladders and fish lifts) against the highly inefficient, labor intensive, unsustainable "trap and haul" option. Hydroelectric dams with conventional fish ladders spill significant amounts of water to provide passage. Further, up to 10% of a river's flow has traditionally flowed down ladders and without ladders that 10% can be used for carbon-free energy production, irrigation or recreation. In addition, hatcheries often have been used to provide mitigation; however, hatcheries are expensive to build, controversial, and operate with high costs.

Many of these methods have been hard on the fish and expensive to implement. Further these methods do not have a cost-effective way of removing invasive species, which have been invading many watersheds. For instance, more non-native shad migrate into the Columbia River today and up our existing fish ladders in the lower reaches than all salmonid runs combined. In the Mississippi River over 80% of the biomass are now invasive species. Invasive and nuisance fish species compete for habitat, destroy habitat, and prey on native juvenile species.

Our Solution. Especially as we confront climate change, we address a compelling need by providing an economical solution that can be deployed quickly, be far more water resource efficient, and regulatorily compliant.

The Whooshh Passage Portal moves fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air. When used to replace existing fish ladders, the water saved can be diverted to power generation without adversely impacting fish survival. Compared to trapping and trucking, and fish lifts, the Whooshh system operating costs are significantly reduced and fish survival and reproduction can be improved. Based on project estimates for the US Bureau of Reclamation, the company's passage solutions will cost substantially less than traditional ladder and hatchery solutions. Because large volumes of water are not required to move product within the system, the company's product has a distinctive competitive advantage. Further, aquaculture and processing applications that have strict hygienic requirements or where a rise in elevation is required cannot be matched by competitive systems.

Our advantage. The costs to build and operate Whooshh fish passage systems are substantially less (up to 80% less) than traditional alternatives. The Whooshh systems produce less stress for the fish, therefore higher survival for adults and brood which is critical for recovery efforts. It is often years faster to deploy, and in many cases does not require civil construction, streamlining the permitting process for the owner operators. Some models are also mobile, so they can be used seasonally and in more than one location, which enables a higher usage and a higher return on the investment. Many of the Whooshh systems are also smarter, in that every fish is imaged and a record kept, FishL Recognition performed, and so valuable data is constantly being collected and can be readily analyzed including for size, species, injury, tags etc. The Whooshh systems also require very little water to operate when compared to other systems. Water is scarce and expensive in large volumes. We can enable our customers to save those lost revenues or higher expenses thereby contributing to the profitability of the entire operation.

We believe that we are better for the fish, better for the environment, and better for the wallet.

Current Stage and Roadmap

2020 Recap

2020 produced nine product deployments in a single year, our largest number ever. There was variety too across each of the target markets. There were three fish passage projects, one invasive species project, two fish collection projects, one aquaculture project, one FishL Recognition project, and one eel collector project. Half of the projects were international and half were in the U.S. By far the biggest project was the six tube Passage Portal deployment at Big Bar in British Columbia, Canada.

2021 and Beyond

While 2020 produced a record number of projects and revenue for Whooshh, the goals for 2021 are no less ambitious. We have been asked to extend our contracts at some of our current projects. In addition, we have recently provided quotes on several aquaculture projects which will likely require delivery in Q2 2021. Some of these projects are outside the USA.

Closer to home, we also expect to finalize an agreement for delivery of a mobile system to one of the NW tribes. We also extended an agreement with the U. of Illinois, DNR and the Nature Conservancy to continue our invasive species Asian Carp project in Illinois beginning in March 2021. Finally, we are currently in the first phase of a sub-award agreement with Littoral Power Systems and the Department of Energy for a two year project, that if successful, will provide improved attraction flow and entry characteristics at hydropower facilities intended to help more species of fish enter the Whooshh passage systems for passage over the dams. With three hundred hydropower dams in the NE United States coming up for re-licensing over the next several years, we expect this to be fertile ground for future Whooshh projects.

Our work with elver for eel passage both in Sweden and in the United States is also starting to pay dividends. We have recently quoted several projects in the U.S. and Europe. While the eel projects are relatively low sales revenue, they do bring us into direct contact with new customers that often need to address Atlantic salmon or shad passage as well. Being the go to company for all fish species passage issues is a key part of our long term growth strategy.

Finally, the value of the data that can be collected from our FishL™ Recognition system is now reaching sufficient maturity and accuracy that we can begin to use the results from prior deployments to separate ourselves from conventional (manual) data collection techniques. In combination with real time sorting, we can offer selective fish passage, a term we coined, and which is now making its way into proposed rules and regulations. While this technology and strategy has taken some time to mature, the more data we can publish from our deployments in 2021, the more essential it will be seen in the care, monitoring, and managing of our rivers. We are grateful to the commitment of our scanning and sorting partners and confident that we are on a path for long term, sustained, and accelerating growth with this technology complimenting the Whooshh passage products.

Transfer Agent

The company has also engaged StartEngine Secure, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

Due Diligence

Due diligence by CrowdCheck, Inc.

The Team

Officers and Directors

Name: Vincent Bryan III

Vincent Bryan III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: November 01, 2007 - Present
  Responsibilities: Chief Executive.

Name: Siao Ling Kok Sr.

Siao Ling Kok Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary/Controller
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Finances, tax preparation and accounting.

Other business experience in the past three years:

- **Employer:** MIControls Inc.
  Title: Controller
  Dates of Service: April 01, 2012 - Present
  Responsibilities: Oversaw the company's accounting, budgeting and financial planning and analysis

Name: Paul Henwood

Paul Henwood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Product Development.

Other business experience in the past three years:

- **Employer:** MicroConnex Corporation
  Title: President and CEO
  Dates of Service: January 01, 2010 - October 01, 2020
  Responsibilities: Chief Executive

Name: Marc Haugen

Marc Haugen's current primary role is with Lookwood Industries LLC. Marc Haugen currently services n/a hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Director.

Other business experience in the past three years:

- **Employer:** Lookwood Industries LLC
  Title: CEO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: oversees an engineered specialty materials solutions company and portfolio company of Arsenal Capital Partners

Other business experience in the past three years:

- **Employer:** Kateeva, Inc.
  Title: Chief Operating Officer
  Dates of Service: January 01, 2018 - February 01, 2020
  Responsibilities: Oversaw operations at a leading provider of OLED mass-production equipment solutions.

Name: Gary Haight

Gary Haight's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Director.

Name: Michael A. Hendrickson

Michael A. Hendrickson's current primary role is with Stonebridge Securities. Michael A. Hendrickson currently services n/a hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Director.

Other business experience in the past three years:

- **Employer:** Stonebridge Securities
  Title: CEO
  Dates of Service: March 01, 1999 - Present
  Responsibilities: Chief Executive

Name: Vincent Bryan Jr.

Vincent Bryan Jr.'s current primary role is with Pre-active. Vincent Bryan Jr. currently services n/a hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Director.

Other business experience in the past three years:

- **Employer:** Pre-active
  Title: Medical Doctor
  Dates of Service: April 01, 2019 - Present
  Responsibilities: R&D and Strategic Partnerships

Other business experience in the past three years:

- **Employer:** Pre-active
  Title: Chairman
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Chairman

Name: Steve Dearden

Steve Dearden's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Sales and Business Development.

Name: Janine Bryan

Janine Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Fisheries Research and Development
  Dates of Service: May 01, 2020 - Present
  Responsibilities: R&D.

Other business experience in the past three years:

- **Employer:** Whooshh Innovations Inc.
  Title: VP of Biological and Environmental Sciences
  Dates of Service: May 01, 2018 - May 01, 2020
  Responsibilities: R&D to expand markets

Other business experience in the past three years:

- **Employer:** Whooshh Innovations Inc.
  Title: Director of Biological Studies
  Dates of Service: May 01, 2016 - May 01, 2018
  Responsibilities: R&D

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer and may not be sold on a secondary market without an amendment to the Company Bylaws. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are making a "Permitted Transfer" under the Company Bylaws including transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For a minimum of 12 months following your investment and until the Company Bylaws are otherwise amended there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 10 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Our people are our most important asset. If we lose our key staff, we may have difficulty continuing our business as anticipated.

The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third-party contractual relationships. In particular, we face competition from other high tech companies in Washington. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Expansion into foreign territories may divert time, attention and resources from other company needs.

The company plans on expanding its business through new strategic partnerships with industry sales representatives, system integrators, and government agencies in target countries worldwide. Any expansion of operations the company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the company's present and prospective business activities.

We operate in a highly competitive market against businesses that are more established.

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the industry we are in is generally conservative, and traditional fish handling conveyor systems are commodity products and there are numerous manufacturers and distributors. There are significant barriers to entry for our products, including gaining market support, which takes significant time, funding, and requires compliance with regulations and customer demands.

Developing new products and technologies entails significant risks and uncertainties.

We are constantly innovating and developing new products. Delays or cost overruns in the development of our products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our limited number of engagements for recurring revenue are not yet adequate to smooth out our quarterly revenues.

At this point we have a limited number of engagements in a particular year therefore any change in the number or type of engagement can make our revenues highly volatile and unpredictable (or "lumpy") from year to year due to the price of our fish passage systems. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. In fact, in 2020 we delivered two fish passage systems that accounted for over 80% of our revenue. We anticipate continuing working with this client in 2021 at another site, though we do not currently have an agreement with them and any work for them in 2021 would likely be less. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will be adversely affected.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Delivering Whooshh's products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, Whooshh may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We are reliant on several of our manufacturers.

Certain of the parts that we require come from a limited number of specialized manufacturers, who are able to manufacture the parts at the quality we require. Should we not be able to source these parts from our preferred manufacturer we would have to rely on a different manufacturer and switching sourcing will create delays and additional costs. In addition, we rely on a partner to provide software for our FishL Recognition system. If we were unable to access that service, we would need to hire our own specialists to write new software to support the product. This could cause delay and/or a reduction in quality support for up to a year and therefore negatively impact our operations.

Our market size might not be as large as we believe it is.

Our total available market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance in 2021 and thereafter will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. As a result of the COVID-19 pandemic, the company anticipates several projects will be pushed into 2022. However, our business model depends on obtaining large projects and often the pipeline for us and new work is developed through meetings with stakeholders. To the extent we are limited to do so, or the implementation and installation of our systems is curtailed due to limitations and "stay at home" orders. Our inability to visit potential new customers in Canada after our deployment there last year because of border closures may delay revenue from that market. In the near term, some of our cash flow might be limited by COVID-19 due to delays in decisions regarding new projects. Further, if the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The national and international economy may deteriorate.
Adverse national and international economic conditions may reduce future demand for our product, which would negatively impact company revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Public perception is important to the success of our company.
Further, many of our clients are local, state and federal governments. We operate in an area that sometimes receives negative publicity, including the impact of dams on fish. Some NGO's take the position that all dams should be removed. Should the mainstream perception of our products or that of hydroelectric power fall into disfavor, our results of operation will be negatively impacted.

Exchange rates of foreign currencies may negatively impact our finances.
A significant portion of our revenues come from clients in foreign countries. We will continue to sell our products internationally. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations.

We have existing patents that we might not be able to protect properly.
One of the company's most valuable assets is its intellectual property. Whoosh and its subsidiary have 53 patents (US and International), granted and 100 pending. Additionally, the company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the company is our intellectual property portfolio. The company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the company. The company intends to

protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable.
The company needs to continuously register new patents and other intellectual property protections. Some pending patents may never be issued or the company may choose not to pursue them further.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Although the company focuses on broad IP development, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the company's value may be materially and adversely impacted. This could also impair Whooshh's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the company's ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time.
Our products will be subject to certain environmental regulations issued and enforced by multiple federal and state agencies and equivalent agencies in other countries. Our ability to sell products and implement our solutions may be dependent on government regulation, may be dependent on certain laws and regulations including the Endangered Species Act. The laws and regulations concerning the use of our product may be subject to change. At such point the company may no longer be able to effectively sell our services and your investment in the company may be negatively affected.

You may not be able to keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

There is no current market for the Securities.
There is no formal marketplace for the resale of the Securities. These Securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Since the company has not established a trading forum for the Securities, there will be no easy way to know what the Securities is "worth" at any time. Even if the company seeks a listing on the "OTCQX" market there may not be frequent trading and therefore no current price for the Securities.

The company may not be successful in marketing its products to its customers.
The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.
We depend upon timely availability of adequate working capital and/or project financing in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering and any subsequent offerings, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell the maximum number of shares offered in this private placement, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

The company may not pay dividends for the foreseeable future, if at all.
There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business and manage its debt obligations.

Investors may experience dilution in the future if the company issues additional shares.
The company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund the company's ongoing operations, including for a price lower than the price offered in this offering. Any such issuance would dilute the ownership percentage of investors in our company, including investors in this Offering.

The offering price of the Securities may be arbitrarily determined.
Since no public market exists for the Securities, the offering price for the Securities was not determined on an arm's length basis and does not necessarily represent the fair market value of the Securities. In determining the terms of the Offering, the company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Securities and such securities are subject to certain restrictions on transfer.
Investors should regard the Securities as an illiquid investment. No public market for the Securities exists or is likely to develop in the near future. Any resale of the Securities may require the transferor to register the transferred Securities under applicable state securities laws or find an exemption therefrom.

There is no guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for our Securities hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

We are offering a discount on our stock price to some investors in this offering.
Investors in this offering including those who are friends and family, invest over certain amounts or invest early in the campaign are entitled to bonus shares (effectively a discount to the share price in this offering). Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Washington, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation

with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Washington, which governs the agreement, by a federal or state court in the State of Washington. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the Securities are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Securities, that were in effect immediately prior to the transfer of the Securities, including but not limited to the subscription agreement.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vincent Bryan Jr.	5,520,360	Common Stock	12.19%
Stette Invest AS	5,780,416	Common Stock	12.76%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,333,333 of Common Stock.

Common Stock

The amount of security authorized is 110,000,000 with a total of 56,608,248 outstanding.

Voting Rights

1 vote per share

Material Rights

The 56,608,248 shares outstanding includes 45,563,371 shares of common stock, 4,459,822 shares of common stock warrants and 6,067,996 Options and RSUs.

Furthermore, The company's Bylaws, included here as Exhibit F, contain certain restrictions on a shareholder's ability to transfer their shares. Specifically, Article X of the Bylaws provides that no shareholder may transfer or sell their shares without the prior approval of the company and if the shareholder does desire to sell their shares the company has a right of first refusal to purchase the shares from the shareholder.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,367,814.24
  Number of Securities Sold: 2,367,813
  Use of proceeds: General Business Purposes
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $778,385.99
  Use of proceeds: General Business Purposes
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Whooshh Innovations Inc., was incorporated under the laws of the State of Delaware on April 27, 2018. The company was originally formed as a limited liability company under the laws of the state of Washington on October 22, 2007. Pursuant to an agreement dated March 31, 2018, the company merged with Whooshh Innovations Inc. and WI Merger Sub, Inc. with Whooshh Innovations Inc. as the surviving corporation.

We receive revenue from Passage as a Service ("PaaS"), sales, consulting services and grants/studies. Our gross revenue for the fiscal year ended December 31, 2021 ("Fiscal 2021") was $482,379 compared to gross revenues for the fiscal year ended December 31, 2020 ("Fiscal 2020") of $5,607,268, a roughly 91% decline. This drop in revenue was primarily attributable to the Canadian border closing for regular cross border business and projects delayed from 2021 into 2022 or later as a result of the pandemic.

Cost of goods sold relates to materials and supplies related to a sale where title to equipment is transferred. It does not include materials and supplies where we retain title to the product, such as occurs under PaaS or a rental. Our cost of goods sold increased to $112,917 in Fiscal 2021 from $104,225 in Fiscal 2020, a 8% increase. Most of our 2020 revenues was from one PaaS contract, which had very little corresponding cost of goods.

Accordingly, our gross profit decreased to $369,462 in Fiscal 2021 from gross profit of $5,503,043 in Fiscal 2020.

Our expenses are comprised of salaries, benefits, research and development costs, advertising and marketing, accounting and legal expenses, lobbying expenses, travel and entertainment, rent, utilities, amortization, and depreciation. We also increased our total expenses to $3,564,256 in Fiscal 2021 from $3,271,034 Fiscal 2020, a 9% increase. This increase largely results from an increase of approximately $210,000 in salaries and benefits (predominately related to R&D); an increase of approximately $180,000 related to advertising due to our Reg CF equity raise ; and a depreciation expense increase of approximately $150,000 due to a full years depreciation on a new fixed asset added during the year of 2020.

Historical results and cash flows:

In 2020, a significant portion of our revenues came from one PaaS project. We did not recognize any PaaS revenue from this project in 2021.

Prior to executing a PaaS agreement, we often participate in research/grant and/or are consulted to prepare a feasibility report. The timeline can also be lengthened as it often involves government and regulatory approvals by our customers. We have a few projects in the pipeline that we believe have the potential to become PaaS revenue agreements beginning in 2022 that did not move forward in 2021, but it will depend on multiple factors, including completion of our studies, our clients securing the necessary capital or financing and receiving the required regulatory approvals. As a result, there is often a long sales cycle before recurring PaaS revenue is recognized for a project.

We are in negotiations with project financing lenders to facilitate faster project financing for our customers' fish passage projects. These third parties will be able to fund our PaaS projects when helpful and to allay upfront capital costs our clients would otherwise be required to fund from existing budgets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our other sources of funding are from existing investors as well as from our current and future projects, see “Historical Results and Cashflows” above. In Q1 2022, we just had our best Q1 in Company history. Outstanding warrants and options will be coming due which may be exercised as they mature. We also have Reg D offering open in the amount of $10M and have engaged an investment banker Madison Street Capital to secure funding of up to $15M from private equity. Lastly, we have an active and helpful group of angel investors that we can call upon for additional access to funding, if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign will prove critical to provide the working capital to help us continue to grow our business and to invest to in the significant capital required for client acquisition. Whether we have other funds will depend on the success of our current projects as well as future projects in our pipeline, see "Historical Results and Cashflows" above.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. We are a revenue-producing company; however, the funds will be helpful in providing bridge capital between projects. COVID-19 is expected to delay federal project start dates until Q3 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

No Change or Not applicable. We have already raised more than $1 million dollars above the minimum offering.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for two years assuming no new revenue. However, we expect to be cash flow positive beginning in Q4 2022 and continuing into 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, if necessary we will consider other additional future sources of capital. We have active credit engagements with Banner Bank, SBA, Export Import Bank. We also have a current Reg D offering filed. We have Convertible Notes that will convert and we have outstanding Warrants which will bring in additional capital as they mature. We have an active and helpful group of Angel Investors that we can call upon for additional access to funding through shareholder loans, if needed.

Indebtedness

- **Creditor:** Shareholder Loans
  Amount Owed: $333,333.00
  Interest Rate: 8.0%

- **Creditor:** Foundation Loan
  Amount Owed: $100,000.00

Interest Rate: 3.5%

- **Creditor:** Government Loans
Amount Owed: $515,332.00
Interest Rate: 4.0%

- **Creditor:** Convertible Notes
Amount Owed: $253,136.00
Interest Rate: 6.0%
The Convertible Note balance is $190,000 and $253,136 as of December 31, 2019 and 2020, respectively. The year end 2020 amount of $253,136 consists of $25,000 unrelated party and $228,136 related party Convertible Notes. All Notes have interest rates ranging between 6% and 10% and maturity dates ranging from 1 to 3 years. Convertible Notes in the amount of $182,229 converted to equity in 2020. No Notes converted into equity in 2019.

- **Creditor:** Bank Loan
Amount Owed: $350,000.00
Interest Rate: 4.0%

- **Creditor:** Board Member including their related entity loans
Amount Owed: $2,343,131.00
Interest Rate: 8.0%

Related Party Transactions

- **Name of Entity:** Related parties
Relationship to Company: Officer
Nature / amount of interest in the transaction: As of the year ended December 31, 2020, the Company has loans outstanding from related parties totaling $2,611,570 including accrued interest.
Material Terms: All such loans mature between January 2022 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises and/or project financing for demonstration projects. In 2020, the Company borrowed $627,885 in five separate transactions from five different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 3.5% to 6%, each maturing on or before June 30, 2022.

- **Name of Entity:** Promissory Notes
Relationship to Company: Officer
Nature / amount of interest in the transaction: In February of 2021, the Company extended the maturity dates of fifteen promissory notes with five different related parties (the "Extended Loans")
Material Terms: The new maturity date for each of the Extended Loans is March

31, 2022 and the aggregate original loan amount is $791,141.

- **Name of Entity:** Three related parties
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: A note payable due to an LLC owned by three related parties in the amount of $228,135 was extended and reissued into three equal convertible notes.
  Material Terms: The outstanding payable balance owed by Whooshh is $117,929 and $113,786 (net of A/R) as of December 31, 2019 and 2020, respectively. The Company subsidiary outstanding payable balance to the same LLC is $161,362 and $212,975 as of December 31, 2019 and 2020, respectively. These payables are the lease obligations referenced in Note 6.

- **Name of Entity:** Potential Acquisition of Minority Investor Holdings in Subsidiary
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067
  Material Terms: The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding.

Valuation

Pre-Money Valuation: $84,912,372.00

Valuation Details:

Whooshh Innovations valuation is framed by both significant milestones achieved to date and the size of the total available market in the United States and abroad.

We believe that Whooshh Innovations is uniquely positioned to become the fish passage leader for years to come. As the focus of government's turns to infrastructure and clean renewable energy, Whooshh passage solutions are well-positioned to be a significant beneficiary.

We believe the total available market in the United States includes the hundreds of hydropower dams that are coming up for re-licensing in the next few years and almost all of these private facilities up for relicensing in the United States will require fish passage prescriptions before a new license will be issued. In addition, one of the two largest federal dam owners in the United States, the U.S. Bureau of Reclamation has adopted a policy to add fish passage at their 600+ dams. The USACE is also beginning to respond to public pressure at their 1,000 facilities. Already over $25 million dollars in Federal appropriations requests have been made for the 2022 federal fiscal budget that will, if they pass, directly contribute to the revenue growth we see for the company.

In Europe, the European Framework Water Directive requires all member EU countries to have to implement legislation on the books for interconnected waterways now, and countries like Sweden have already prioritized hundreds of dams for fish passage work. In China, every new dam built in the country now requires fish passage.

Further, we believe that our robust patent portfolio, with 48 patents granted around the world, and twice that many pending, will help assure that the company will not be competing against a copycat vendor for years to come. In fact, it is our understanding that we are perhaps the only company that has the technology to retroactively add selective fish passage at any existing dam.

In addition, this valuation is consistent with our last round, which was approximately $69.7 million on a post-money basis. This valuation was obtained prior to our 2020 financial results when the company revenue increased more than tenfold and the company became profitable for the entire year for the first time.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all stock, options, warrants, and convertible notes for shares are converted to common stock; (ii) all issued and outstanding options, warrants, convertible notes and other securities with a right to acquire shares are exercised; and (iii) the unissued shares reserved under the stock plan are not exercised. The reserved pool under the stock plan which is not issued is 13,052,500 common shares. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Reserve*
  96.5%
  Capital to be held back by the company and to be used at a future date as the company deems appropriate.

If we raise the over allotment amount of $4,999,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *New Hires*

10.0%
The company will use a portion of all proceeds raised to add key talent to its engineering, operations, and sales teams.

- *Project Financing/Refinancing.*
  30.0%
  New project financing for our PaaS program. Specifically, we have to build the system first, before it is leased, rented out, etc. and we receive monthly payments going forward. This also contemplates servicing existing payments on debt or if it matures and is not refinanced.

- *Back Office Software/Security*
  2.0%
  We will acquire licenses for back office software such as ERP, that will help with the administration of the company's business and improve our efficiency as we grow.

- *Legal*
  5.0%
  Legal. We will pay legal fees for the provision of legal services. These services will include general corporate work, services related to this offering, patent and trademark and other contract needs.

- *General Corporate*
  5.0%
  General corporate expenses are expenses incurred in the day-to-day operations of our business and include operational overhead expenses that impact our entire business.

- *Working Capital*
  34.5%
  Working capital is the liquid capital available to the company to be used in furtherance of the company's business objectives.

- *Reserves*
  10.0%
  Capital to be held back by the company and to be used at a future date as the company deems appropriate.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.whooshh.com/ (www.whooshh.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/whooshh

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Whooshh Innovations Inc.

[See attached]

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
Whooshh Innovations, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Whooshh Innovations, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Whooshh Innovations, Inc. as of December 31, 2021 and 2020, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovations, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company does not generate sufficient cash flows from operations to maintain its operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovations, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovations, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovations, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 27, 2022

BALANCE SHEETS

As of December 31,	2021	2020
Assets		
Current Assets		
Cash	$ 3,875	$ 729,529
Trade A/R - net	208,058	252,203
Inventory	172,100	183,405
Other Current	77,078	36,108
Total Current Assets	461,111	1,201,245
PP&E, net of accumulated depreciation	1,439,193	1,828,139
Total Assets	**$ 1,900,304**	**$ 3,029,384**
Liabilities and Equity		
Current Liabilities		
Accounts Payable	$ 843,369	$ 513,962
Wages Payable	138,620	74,141
Interest Payable	393,679	277,978
Line of Credit	350,000	250,000
Current Portion LTD, net of discount	837,885	497,750
Other Current Liabilities	411,339	471,178
Total Current Liabilities	2,974,892	2,085,008
Deferred Tax Liability	233,007	10,000
Long Term Debt - net of current portion	2,707,048	2,797,488
Total Liabilities	**5,914,947**	**4,892,496**
Stockholders' Equity		
Common Stock, par value	460	453
Additional Paid-in Capital	14,753,958	14,028,205
Shares to be issued	831,293	-
Accumulated Deficit	(18,012,090)	(14,313,304)
Non-Controlling Interest	(1,588,263)	(1,578,466)
Total Equity	**(4,014,643)**	**(1,863,112)**
Total Liabilities and Equity	**$ 1,900,304**	**$ 3,029,384**

See accompanying notes to the financial statements.

INCOME STATEMENT

For the Years Ended December 31,		2021		2020
Gross Revenue	$	482,379	$	5,607,268
Net Sales		482,379		5,607,268
Cost of Goods Sold		112,917		104,225
Total Cost of Goods Sold		112,917		104,225
Gross Profit		**369,462**		**5,503,043**
Salaries and Benefits		1,776,864		1,751,027
Salaries and Benefits (R&D)		318,425		134,765
R&D		99,609		69,613
Advertising and Marketing		269,105		88,855
Professional Services - Accounting and Tax		94,224		33,360
Professional Services - Legal		38,504		49,819
Professional Services - Lobbying		127,500		155,380
Travel and Entertainment		47,344		102,130
Rent		99,677		149,412
Utilities		19,167		23,472
Office		222,728		385,013
Shop Related		41,500		24,825
Amortization of Intangibles		-		44,875
Depreciation		409,609		258,490
Total Expenses		3,564,256		3,271,034
Operating Income (Loss)		**(3,194,794)**		**2,232,009**
Foreign Exchange (Gain) Loss		356		(3,469)
Interest (Income)		(45)		(117)
Other (Income)		(11,847)		(228,849)
Interest Expense		236,971		263,927
(Gain) Loss on Assets Retired		5,847		10,873
(Gain) Loss on Settlement		49,500		-
Income before income taxes		**(3,475,576)**		**2,189,644**
Deferred Tax Expense		233,007		10,000
Provision for Income Taxes		-		-
Net Income	**$**	**(3,708,583)**	**$**	**2,179,644**
EBITDA	*$*	*(2,829,041)*	*$*	*2,756,819*

See accompanying notes to the financial statements.

Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2021 and 2020

	Common Shares		Paid-In Capital	Shares to be issued	Stock Receivable	Accumulated Deficit	Non-Controlling Interest	Shareholders' Deficit
	Shares	Amount						
	par value	$ 0.00001						
Balance - December 31, 2019	44,913,612	450	13,537,460	-	(50,000)	(16,597,151)	(1,474,263)	(4,583,504)
Shares issued for cash	25,000	0	25,000		50,000			75,000
Shares Issued related to AP settlement	90,000	1	59,999					60,000
Shares Issued upon warrant exercise	35,000	0	35,000					35,000
Shares issued related to conversion of debt	182,229	2	182,227					182,229
Shares issued to settle Interest	56,204	1	56,203					56,204
Shares based compensation			132,315					132,315
Net Income/Loss						2,283,847	(104,203)	2,179,644
Balance - December 31, 2020	45,302,045	453	14,028,205	-	-	(14,313,304)	(1,578,466)	(1,863,112)
Shares issued for cash	400,516	4	419,896					419,900
Shares Issued related to AP settlement	84,667	1	126,999					127,001
Shares Issued related to Payroll settlement	8,250	0	12,375					12,375
Shares to be issued related to Reg CF offering				936,724				936,724
Offering Costs				(105,432)				(105,432)
Shares based compensation			166,483					166,483
Net Income/Loss						(3,698,786)	(9,797)	(3,708,583)
Balance - December 31, 2021	45,795,478	460	14,753,958	831,293	-	(18,012,090)	(1,588,263)	(4,014,643)

STATEMENT OF CASH FLOWS

For the Years Ended December 31,	2021	2020
Cash Flows from Operating Activities:		
Net Income (loss)	$ (3,708,583)	$ 2,179,644
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation Expense	409,609	258,490
Amortization of Intangibles	-	44,875
Inventory Obsolescence	5,847	10,873
(Gain) Loss on settlement of debt	49,500	(228,578)
Shares based compensation	166,483	132,316
Marketing expenses	212,893	-
Gain on sale of assets	10,490	-
Issuance of shares to settle payroll	12,375	-
Decrease (increase) in operating assets		
Accounts Receivable	44,145	(232,475)
Inventory	11,305	27,840
Other assets	(40,969)	(36,108)
Increase (decrease) in operating liabilties		
A/P and accrued liabilities	471,388	(72,005)
Deferred tax Liability	223,007	10,000
Other current liabilities	55,862	-
Net cash provided by (used in) operating activities	(2,076,649)	2,094,873
Cash flows from investing activities:		
Capital Expenditures	(37,000)	(1,405,922)
Net cash (used) provided by investing activities	(37,000)	(1,405,922)
Cash flows from financing activities:		
Issuance of common shares	419,900	75,000
Proceeds from Reg CF, net offering costs	618,400	-
Utilization of bank overdraft	-	(80,505)
Proceeds from/(Repayments of) debt	349,695	(153,467)
Proceeds from warrant/note exercise	-	35,000
Net cash provided (used) by financing	1,387,995	(123,972)
Net decrease in cash and cash equiv.	**(725,654)**	**564,979**
Cash and cash equivalents, beg of year	729,529	164,550
Cash and cash equivalents, end of period	**$ 3,875**	**$ 729,529**
Supplemental disclosures:		
Noncash investing & financing activities disclosure:		
Common shares issued for AP settlement	77,500	60,000
Common shares issued to settle Interest	-	56,204
Common shares issued for note conversion	-	182,229

See accompanying notes to the financial statements.

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2020 and 2021

Note 1 – Nature of Operations

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018 and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington, and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company. Today, there are just a few legacy contracts which are operating through the subsidiary.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiary company, Fish Transport Systems, LLC. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

	For the Year Ended December 31,	
Consolidated Statement of Shareholders' Equity	**2021**	**2020**
Common Shares	460	453
Additional paid-in capital	14,753,958	14,028,205
Shares to be issued	831,293	-
Accumulated deficit	(17,995,501)	(14,313,304)
	(2,409,791)	(284,646)
Non-controlling interests	(1,604,852)	(1,578,466)
Total shareholders' equity	(4,014,643)	(1,863,112)

Consolidated Income Statement	For the Year Ended December 31, 2021	2020
Revenues	482,379	5,607,268
Expenses	(4,190,962)	(3,427,624)
Consolidated Net income (loss)	(3,708,583)	2,179,644
Net Income (loss) attributable to the non-controlling interests	(9,797)	(104,203)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(3,698,786)	2,283,847

(1) The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest,
(2) The non-controlling interest for Fish Transport Systems LLC represents 4.6% and 8% of the consolidated income for 2020 and 2021 respectively.
(3) The net income attributable to the non-controlling interest entity removes the portion of the operations that is owned by the Company's subsidiary. For the year ended December 31, 2021, the Company reported $9,797 of loss attributable to non-controlling interests, which was a decrease of $94,406 from $104,203 loss reported for the year ended 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

Restricted Cash

The Company did not have any restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020 or December 31, 2021.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2020 and 2021 was not necessary. As of December 31, 2020, the Company's receivable consisted of trade receivables in the amount of $6,532, and Foreign Goods and Services Tax (GST) receivables in the amount of $245,671. The total trade receivable as of December 31, 2021 is $208,058

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2020 and 2021. Obsolete inventory of $10,873 and $5,250 was expensed in 2020 and 2021, respectively under subsidiary company and recognized in (Gain) Loss on Assets Retired in the consolidated financials.

The following is a summary of inventory by major category:

	December 31, 2021	December 31, 2020
Raw materials	$157,780	$165,245
Work-in-process	$14,320	$18,160
Total Inventory	$172,100	$183,405

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances on December 31, 2020 and 2021 consist of property and equipment with 3-5 year lives.

	For the Year Ended December 31,	
	2021	**2020**
Lab Equipment	$327,778	$327,942
Computer Software	$88,966	$88,966
Computer Hardware	$26,216	$33,771
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$32,383
Construction in Progress (CIP)	$24,839	$3,579
Scanners	$114,944	$114,944
Leased Asset (Currently Leased)	$0	$117,970
Leased Asset (Returned)	$2,343,293	$2,225,323
Fixed Assets subtotal	$2,967,989	$2,959,809
Accumulated Depreciation *	($1,528,796)	($1,131,670)
Fixed Assets, less accumulated depreciation	**$1,439,193**	**$1,828,139**

* Note: CIP is not a part of the depreciation calculation

Investment in Fixed Assets
Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Revenue Recognition
On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606).* The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2020 and 2021:

Type	2021		2020	
Grant/Study	$282,198	59%	$396,925	7%
PAAS	$9,936	2%	$4,873,765	87%
Sale	$171,060	35%	$303,077	5%
Service	$19,185	4%	$33,500	1%
Grand Total	$482,379	100%	$5,607,268	100%

The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.
b. Sale of product, parts, and equipment
   (i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
   (ii) Sales of standard (non-custom) products is supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.
c. Lease/Rental income
   Rental income from operating leases is recognized on a straight-line basis over the lease term.
d. Rendering of services
   As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.
e. Research and Grants
   Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both

direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2020 and 2021 is summarized as follows:

Country	2021		2020	
Canada	$0	0%	$4,843,957	86%
China	$0	0%	$32,000	1%
Norway	$9,936	2%	$35,170	1%
Scotland	$10,200	2%	$0	0%
Sweden	$0	0%	$77,456	1%
United States	$462,243	96%	$618,684	11%
Grand Total	$482,379	100%	$5,607,268	100%

Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.

Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to 5 years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $204,378 and $418,034 in 2020 and 2021, respectively. The capitalized labor amount was $221,326 and $41,489 in 2020 and 2021.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act and may utilize the NOL carryback provision.

Advertising and Marketing Costs

Advertising costs are charged to expense as incurred. Advertising expenditures at end of year 2020 and 2021 were $88,855 and $ 269,105, respectively.

Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the year 2020 and 2021 were $53,162 and $13,842, respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2021	2020
Common Stock	45,795,478	45,302,045
Convertible notes (Convertible to Common Stock)*	253,136	253,136
Warrants to purchase common stock	4,416,594	4,459,822
Stock options	5,920,285	6,067,996
Total potentially dilutive shares	56,385,493	56,082,999

*Convertible notes potential shares calculated based on convertible exercise price of $1.00 per share.

NOTE 3: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2021, 45,795,478 shares of common stock were issued and outstanding. Changes in common stock between 2020 and 2021 relate to the issuance of new shares from the following:

- 40,266 shares at $1.50 per share sold directly by the Company.
- 360,250 shares at $1.00 per share issued related to exercise of a Convertible Note agreement
- 8,250 shares at $1.50 per share issued to employees who voluntary accepted the Company's one-time limited offer to receive shares in lieu of receiving a cash MIP (My Incentive Plan) bonus
- 84,667 shares at $1.50 per share issued to a consultant for services rendered pursuant to a written agreement during this period recognizing a loss of $49,500 and a reduction of $77,500 in Payables.

During the year ended December 31, 2021, the Company recorded 660,100 shares of common stock to be issued at $1.50 per share under its Reg CF campaign and received aggregate gross proceeds of $936,725, with 6% of the net proceeds held in escrow pending a required 6 months holding period for potential unknown liabilities. As of December 31, 2021, amounts held in escrow totaled $47,583. The Company incurred offering costs amounting to $105,432 related to its 2021 Reg CF campaign.

Warrants and Convertible Notes

As of December 31, 2021, 4,416,594 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for year ends 2020 and 2021 were 4,459,822 and 4,416,594, respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2020 and 2021 result from expired warrants, and the issuance of 16,350 new warrants issued as 100% warrant coverage (the same number of securities issued) for the benefit of the Company in exchange for the one-time limited offer for employees to purchase shares, with an exercise price of $1.00.

	December 31,2021		December 31,2020	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,459,822		4,439,692	
Issued	16,350	$1.00	102,500	$1.00
Exercised	-		(45,000)	
Expired	(59,578)		(37,370)	
Outstanding - end of year	4,416,594	$0.89	4,459,822	$0.89
Weighted average grant date fair value of warrants granted during year	$1.50		$0.39	
Weighted average duration (years) to expiration of outstanding warrants at year-end	4.5		5.2	

Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 5,920,285 EIP stock options are issued and outstanding as of December 31, 2021. Changes in EIP stock options between 2020 and 2021 are the result of the issuance of stock options for existing and new full-time employees as well as the termination of EIP options from former employees no longer with the Company. See Note 4.

Non-Controlling Interests

Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $104,203 for 2020 and $9,797 for 2021. Cumulative losses in the non-controlling interest are $1,588,263 as of December 31, 2021.

NOTE 4: COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018 with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496 as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares remaining in the EIP pool and available for grant under the Plan amounted to 13,200,211 as of December 31, 2021.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the year ending December 31, 2021 and December 31, 2020 is as follows:

	December 31,2021		December 31,2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	6,067,996		4,765,496	
Granted	20,000	$1.00	1,660,000	$1.00
Exercised	-		-	
Forfeited and Expired	(167,711)		(357,500)	
Outstanding - end of year	5,920,285	$0.81	6,067,996	$0.81
Exercisable at end of year	5,032,880	$0.78	4,435,248	$0.75
Weighted average grant date fair value of options granted during year	$0.72		$0.70	
Weighted average duration (years) to expiration of outstanding options at year-end	6.88		7.91	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a 50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2020 and 2021 are as follows:

	2021	2020
Risk Free Interest Rate	2.50%	3.50%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.00

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2021. Stock based compensation for 2020 and 2021 was $132,315 and $166,483 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $300,514.

NOTE 5 - COMPANY DEBT

The Company has financial institution lines of credit outstanding as of December 31, 2020, and 2021. These debts are unsecured and fully utilized with an interest rate of 4.5%, with balances of $250,000 and $350,000 as of December 31, 2020, and 2021, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with an interest rate ranging between 3.75% and 5.13% and maturity dates ranging from 5 to 30 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2022. Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. The Company has applied for the additional EIDL loan at 3.75% interest and 30-year term.

Other than Related Party Transactions (See Note 9) and Convertible Notes there are unsecured private party loans in the amount of $339,583 and $ 433,333 as of December 31, 2020 and 2021, respectively. They have interest rates ranging between 3.5% and 10% and maturity dates ranging from 3 months to 2 years.

The Convertible Note balance is $253,136 as of December 31, 2020 and 2021. The amount of $253,136 consists of $25,000 unrelated party and $228,136 related party Convertible Notes with conversion price at $1.00 per share. All Notes have interest rates ranging between 6% and 10% and maturity dates ranging from 6 months to 9 months. Convertible Notes in the amount of $182,229 were converted to equity in 2020. No Notes converted into equity in 2021.

Total Company Debt has increased by $465,396 from $3,823,216 at year end 2020 to $4,288,612 at year end 2021, including accrued interest. Interest expense for the year 2020 and 2021 were $263,927 and $236,971, respectively.

The minimum principal payment schedules each year for the next five years is as follows:

Principal Loan Obligations	2022	2023	2024	2025	2026	5+ Years
1	$48,000	$59,000	$72,000	$186,332		
2	$94,000	$329,250	$66,000	$66,000	$66,000	$589,500
3	$20,000					
4	$100,000					
5	$73,266					
6	$33,333					
7	$212,150					
8	$25,000					
9	$76,045					
10	$76,045					
11	$76,045					
12	$250,000					
13	$100,000					
14				$2,213	$3,774	$144,013
15		$53,333				
16		$108,333				
17		$537,126				
18		$78,173				
19		$50,000				
20		$300,000				
Total	$1,183,885	$1,515,216	$138,000	$254,545	$69,774	$733,513

NOTE 6 - LEASE OBLIGATIONS

Effective May 1, 2016, the Company and its subsidiary, Fish Transport Systems, LLC ("FTS"), entered into lease agreements for office and manufacturing space respectively with FiSC, LLC. FiSC, LLC is a related party entity holding a Master Lease with the Port of Seattle and owned by the three Board Members (see Note 9 below). The original lease terms for both entities commenced on May 1, 2016 and ended on January 31, 2021. A new lease beginning February 1, 2021, is in the name of Whooshh Innovations Inc only and covers the space previously leased to FTS and the Company. This lease expired January 31, 2022, and was extended with a two-year renewal, expiring January 31, 2024. Another 2-year renewal option may be extended if the Port first extends the Master Lease to FiSC. In 2020 and 2021 the Company recognized $149,412 and $99,677 in rent expense, respectively. The future minimum lease payments required under the lease obligations having remaining non-cancelable lease terms in excess of one year at December 31, 2021, are as follows:

2022	2023	2024
$82,351	$83,447	$6,954

Monthly lease obligations under the agreement for the Company are base rent starting at $6,680 per month for a combined office and R&D space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. Deferred rent owed at year end 2020 and 2021 is $117,286 and $217,543, respectively. The Company subsidiary deferred rent is $212,975 as of December 31, 2020 and 2021. The subsidiary had no additional deferred rent in 2021 since the Company took over the lease. The deferred rent is recorded under the Accounts Payable account.

In January 2022, the company received a 90-day notice of 4.1% base rent increase starting May 2022 at $6,953.88 per month. The base rent for the Company is contractually escalated based on Consumer Price Index (CPI) and is calculated at the end of year by the Port and upon 90-day notice and is effective at the beginning of each calendar year as a result of the Master Lease escalation clause.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have been significantly impacted by the COVID-19 outbreak manifesting itself most particularly in revenue from international customers. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2022. Our operations have adapted social distancing and cleanliness standards and we have experienced delays in anticipated timelines and milestones. Vaccine success, infrastructure stimulus, clean energy policies and programs, monetary policies, and travel restrictions may have a material impact on the Company's financials in the subsequent months and years.

Concentration of Risk

In April 2020, a major international customer entered into a six-month agreement with the Company under the terms of a Passage as a Service (PAAS) agreement that added substantial material and revenue for the Company in 2020. The agreement was twice extended and ended in December 31, 2020. There is currently no ongoing agreement with this customer for additional cross border PAAS services in 2021. As a result, international revenue decreased in 2021. Without special exception the Company could not have responded given border restrictions and other Company commitments if such request was made later in 2021. No business from this customer in 2021 had a material adverse impact on the Company's total 2021 revenue.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. This guidance is effective for annual reporting periods beginning after December 15, 2018. The amendments to the existing guidance were issued through Accounting Standards Update 2021-05, will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. The Company expects material impacts to its balance sheet and presentation of leases upon adoption of this Accounting Standards Update in fiscal year 2022.

Management does not believe that any recently issued, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

NOTE 9: RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2021, the Company has loans outstanding from related parties totaling $2,930,567 including accrued interest. All such loans mature between June 2022 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises and/or project financing for demonstration projects. In 2021, the Company borrowed $445,916 in eleven separate transactions from five different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 6% to 9%, each maturing on or before July 31, 2023.

In February of 2022, the Company extended the maturity dates of twenty promissory notes with seven different related parties (the "Extended Loans"). The new maturity date for each of the Extended Loans is July 31, 2023, and the aggregate original loan amount is $1,197,741.

The outstanding payable balance owed by Whooshh owed to FiSC LLC is $113,786 and $213,358 (net of A/R) as of December 31, 2020 and 2021, respectively. The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2020 and 2021. These payables are the lease obligations referenced in Note 6. FiSC LLC is a related entity formed by three Board members as a management company for a Master Lease. The Company leases a portion of the buildings for its office and warehouse space at below market rates.

Potential Acquisition of Minority Investor Holdings in Subsidiary

On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding.

NOTE 10: INCOME TAX

The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2020, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $4,308,686. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2021.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2020 and 2021, the Company had approximately $1,578,601 and 2,412,330 in deferred tax assets (DTAs), respectively. These DTAs include approximately $1,456,800, related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $631,466 and $549,417 as of December 31, 2020 and 2021, respectively.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2020 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $0 and $1,195,617 were recorded as of December 31, 2020 and 2021, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2020 and 2021 are, $1,588,737 and $1,449,720, respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($294,581 in 2021 and $372,859 in 2020) over the tax basis of the Company's property, plant, and equipment, and $1,155,139 in 2021 and $1,215,878 in 2020, respectively, in investment in its subsidiary, Fish Transport Systems, LLC. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements. The net deferred tax expense and liabilities as of December 31, 2021 is estimated at $223,007, and $10,000 in 2020.

For financial reporting purposes, income tax expense includes the following components:

Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2021	**2020**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	223,007	10,000
Total deferred tax	223,007	10,000
Income tax expense (benefit)	223,007	10,000
	0	0

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2021	**2020**
Deferred tax assets related to:		
Net Operating Loss Carryforward	1,456,811	941,007
Tax Credit Carryforward	105,753	0
Reserves and Accruals	11,180	6,128
Intangibles (book depreciation in excess)	549,417	631,466
Stock Compensation	289,170	
Property Plant & Equipment (book depreciation in excess)		
Total deferred tax assets	2,412,330	1,578,601
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(294,581)	(372,859)
Investment in Fish Transport Systems, LLC	(1,155,139)	(1,215,878)
Total deferred tax liabilities	(1,449,720)	(1,588,737)
Total net deferred taxes	962,611	(10,137)
Less deferred tax assets valuation allowance	(1,195,617)	0
Net deferred tax liabilities	(233,007)	(10,137)

NOTE 11: GOING CONCERN

Our financial statements were prepared on a "going concern" basis. Certain matters, as described herein and the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing to grow and scale the company products. During 2022, management plans to continue to streamline operations, develop a robust sales pipeline, and fund its operations with capital from its Regulation Crowdfunding campaign, other investments, additional or modified loans, and improved revenue outlook. The Company could also reduce its cash burn to preserve capital, to align costs and revenue. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business Plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

In January 2022, The Company received an additional COVID-19 Economic Injury Disaster Loan (EIDL) in the amount of $268,800. On March 15, 2022, SBA provided additional deferment of principal and interest payments for existing COVID-19 Economic Injury Disaster Loan (EIDL) program borrowers for a total of 30 months deferment from inception on all approved COVID EIDL loans. This deferment extension is effective for all COVID-EIDL Loans approved in calendar years 2020, 2021, and 2022. Loans now have a total deferment of 30 months from the date of the Note. Interest will continue to accrue on the loans during the deferment.

As of April 26, 2022, the Company has added 211 Crowdfunding shareholders totaling 178,874 shares to be issued at $1.50 per share, with $183,852 committed. In addition, the Company also issued 32,183 shares in conjunction with exercised options & warrants, as well as 2,000 shares related to an AP settlement.

Management has evaluated subsequent events through April 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Whooshh Innovations

Fish passage solutions


WHOOSHH
INNOVATIONS

Website · Seattle, WA · ENGINEERING · ENVIRONMENT

Whooshh is disrupting the world of fish passage with solutions that enable selective fish passage, restore natural habitat, and limit CO2.

$1,255,028 raised

890 Investors	$84.9M Valuation
$1.50 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- SAVE the fish: Now deploying novel products designed and developed to improve fish welfare, fish passage and spawning success.
- FEED the planet: Fish provide critical nutrients for the planet's ecosystems and are the number one protein for the people on it.
- GROW clean energy: By enabling more efficient use of our water resources, we accelerate the growth of clean renewable energy.



OVERVIEW

Saving Fish, Clean Water, and the Planet

Here are the facts:

Rewards

Get rewarded for investing more into Whooshh Innovations:

$300+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$25,000+
Investment
First Volume Tier
$25,000 - 10% bonus

$50,000+
Investment
Second Volume Tier
$50,000 - 15% bonus



1

Food And Energy Are The Two Largest Industries



Climate Change Challenges The Shared Use Of Those Three Things

So We Stepped In To Do Something About It.

Whooshh tackles all issues at once, using safe, sustainable fish passage solutions to do it.



We've focused all our energy and resources on developing game-changing fish sorting and passage solutions economical for its users, and for the shared water resources. We're now starting to deploy our proprietary systems all over the world - making a difference and an impact.

water & energy

We improve water management practices that result in up to 10% less waste and more reserve capacity

the environment

Aware of our changing climate, our system adapts to changing water levels, helps native fish migrate over dams faster, and keeps them safe from non-native predators.

our cost

We supply systems that cost up to 80% less than other fish passage options.



THE PROBLEM

Climate Change is Impacting Fish Migration

Supporting native fish populations is more critical now than ever, and we can begin to do that today. Native fish are an integral part of their habitats and ecosystems - playing an important role in nutrient cycles, and a crucial part of the food chain.

Many of these fish like salmon, eel, lamprey, and shad depend on migrating thousands of miles to reach freshwater spawning ground and habitats each year. Now, faced with growing challenges such as climate change, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

There is an urgent need for safe, effective fish passage without also enabling invasive fish species that could do further damage.


Many Fish Must Migrate
Yearly To Survive
lamprey
salmon
eel
Shad

...But Their Ability To Do So Is Threatened By



habitat loss | climate change | invasive species

THE SOLUTION

We Keep Fish Swimming

We believe that supporting renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth.

Hydropower is the largest producer of renewable energy in the world - so we developed a better way for hydropower and healthy native fish populations to coexist.

Our goal is to restore native fish species to their historical numbers to feed the planet and the people on it - while simultaneously enabling hydropower a more efficient use of the shared water resources.




Here Is All That We Do.
fish passage
invasive species removal
fish processing
scanning & data
fish handling & aquaculture

Our Passage Portal lets fish swim on their own, and the system selectively sorts the fish before they glide through our Migrator Tubes, regardless of geography, height of obstacle, or changing water levels, all in less than a minute.


Remote Monitoring



We integrated scanning, sorting and invasive species removal features in order to enable selective fish passage. This way, we never stop collecting images and data and learning about the local habitat - and the fish who call it home.


WHOOSHH PASSAGE PORTAL™

THE MARKET

Our Channels

The problems we're trying to help solve are enormous, but so is the business opportunity.





1 million+

Dams and barriers worldwide



84,000

Dams in the United States

58,000+

High Head Dams

3,500

Dams Under Construction

Aquaculture Is The Fastest Growing Food Production Sector

Source, Source, Source, Source

Our customers include:

- Private and public dam owners
- Federal and state agencies
- Aquaculture producers
- Seafood processing companies
- Fisheries managers and researchers
- Tribes and first nations

OUR TRACTION

A Stream of Success

Here's our timeline of accomplishments:

- 48 Patents granted, and more than 50 others pending
- 20 Independent studies completed (source)
- 2014 First Salmon Cannon sold to Washington Dept. Of Fish and Wildlife
- 2014 Salmon Cannon goes viral
- 2017 First pilot Passage Portal deployed on non-powered dam
- 2018 National Hydropower Association – OSAW Award winner (source)
- 2019 First Floating Passage Portal Pilot deployed at hydropower dam
- 2020 Nine deployments and cash flow positive for the year

Some Of Our Features Include:

Forbes	NBC NEWS	The New York Times	The Guardian
link	link	link	link
CNN	The Seattle Times	yahoo!	cheddar
link	link	link	link
TODAY	GIZMODO	THE VERGE	GeekWire
link	link	link	link


NATIONAL HYDROPOWER ASSOCIATION
OUTSTANDING STEWARDS OF AMERICA'S WATERS AWARD

WHAT WE DO

Think Hyper-loop for Fish

Here's how it works: Fish swim in on their own, have their picture taken using our FishL Recognition Scanner to determine among other things, species and size. Our system is so smart, it can also help with selective fish passage, ensuring only native fish move through a waterway upstream or downstream, and it can stop unwanted or invasive species.

The maximum capacity of one Passage Portal is about 40 fish per minute or 57,600 fish per day. In short, we enable fish to transport themselves over land without stress or injury in a flexible, misted tube.

We enable native live fish species to glide over land from point A to Point B in seconds without requiring the use of large quantities of water and power.


WHOOSHH
A FishL™ Recognition System Image

We create this hyper-loop with five different Migrator Tubes to be used with:

- The Passage Portal™ for Fish Passage applications
- The Salmon Cannon™ for fish handling operations





And we take our designing seriously. That's why when developing our systems, we first research, study, and evaluate fish behavior and preferences so we really get it right for the fish first.

We take into account their…

- Safety
- Stress
- Passage Success
- Migration Time
- Spawning Success

With our passage systems, we are able to...

- Increase hydropower production up to 10% without additional infrastructure
- Reduce ongoing reporting and compliance headaches
- Improve the safe, timely, and effective passage of native fish species



THE BUSINESS MODEL

Our Strategy

In 2020 alone, we recognized $5.6 million in revenue, with a EBIDTA of $2.92 million and a gross margin of over 90%.


Financial Highlights
(2018-2020)
7M
6M
5M
4M
3M
2M
1M
(1M)
(2M)
(3M)
191K
(2.4M)
(2.2M)
466K
(2M)
(1.8M)
5.6M
2.2M
2.8M
Revenue
Profit/loss
Expon. (Revenue)
EBIDTA

There are five ways we generate such revenue:
(Our fifth revenue system will evolve over time with sufficient scaling...)

passage as a service (paaS)

Recurring Revenue Model for fully automated Passage Portal™ systems.

Growth 2019 ⟶ 2020

2224.52%

sales

For manual hand feed Salmon Cannon™ systems

Growth 2019 ⟶ 2020

159.03%

services

Specialized Eng. & Consulting Services

Growth 2019 ⟶ 2020

268%

grant/study

Growth 2019 ⟶ 2020

893.15%

subscription

Access to Data and High Res. Images from our FishL Recognition™

Future scaling needed

HOW WE ARE DIFFERENT

Paving the Passage

In the Fish Passage space, our competitors are typically civil engineering firms who produce expensive, custom solutions that only kind-of work for some native species and too often do work for many invasive species.

Our systems are modular, flexible, and cost a fraction of the amount to build and operate - assuring a better, safer migration for native fish.

They assist native fish to pass over dams in seconds rather than days to reclaim access to their spawning grounds. This means fish get over the dam faster, expending less energy, experiencing less stress, and therefore getting to cooler, safer, water and spawning habitat.


OLAFT Whooshh fish Priest Rapids Passage time
= 2.55 minutes mean & median
(PIT tag scan to Whooshh exit into forebay)
OLAFT Ladder fish Priest Rapids Passage time
= 2.88 hours median and 23.04 hours mean
(PIT tag scan to last Priest Rapids
PIT detection antenna)
Zosel Dam
Okanogan River
Columbia River
Wells Dam
Tumwater Dam
Rocky Reach Dam
Wenatchee River
Rock Island Dam
Priest Rapids Dam
July 23
Columbia River

We do not require concrete structures or any extra, unnecessary use of water.

In the Aquaculture space, our gentle handling of fish without pumping large volumes of wastewater reduces injuries, mortalities, and stress - overall improving survivability, fecundity, taste, shelf life and product value.


WHOOSHH
INNOVATIONS

modular

flexible

affordable

THE VISION

SAVE the Fish, FEED the Planet, GROW Clean Energy

Within 3-5 years, Whooshh intends to be the unquestioned worldwide leader in fish passage and monitoring technologies - spanning from high head dams on all major rivers across the globe to low head barriers on their tributaries.



OUR LEADERSHIP

Elemental Leaders

The ancient Greeks named the four basic elements of life: earth, air, fire, and water.

Today, we call them: food, air, energy, and water. Our products touch all of these core elements of life, and as a result, we continue to attract the best talent to support our mission.

We have a novel product solution that the public loves to support. We believe we will be successful because the public gets it, and with their support we can do great things: Save the Fish, Feed the Planet, Grow Clean Energy and create a multi-generational investment in our future for our shareholders.



Here's the team behind that mission:



Vincent Bryan III
CEO & President



Paul Henwood
Chief Product Officer



Janine Bryan
VP of R&D



Marc Haugen
Board of Directors



Siao Ling Kok
Sr. Controller



Vincent Bryan Jr.
Chairman Board of Directors

Vincent Bryan III, CEO and President
Adobe Systems, Site Manager
Founders Award Winner
Masters Transnational Bus. Transactions

Paul Henwood, Chief Product Officer
MicroConnex, Metron,
Siemens Research, MindPlay, WaveTrace

Janine Bryan, VP of R&D
NIH, Merck - (Gardasil)
PHD – Micro Immunology

Marc Haugen, Board of Directors
Cepheid, Applied Materials,
Lam Research, Capta

Siao Ling Kok, Sr. Controller
MI Controls Inc.
Nautilus Marine Enterprises
Masters Business Administration

Vincent Bryan Jr., Chairman Board of Directors
Spinal Dynamics, Medtronic, Gorge Amphitheater, Columbia River Reserve, PreActive

WHY INVEST

We’re on Food and Energy’s Doorstep

Our investors are funding the future of the two largest industries in the world: food and energy. And there’s an emerging growth company within it: fish - one of the primary sources of protein in many countries of the world (source).

Our solutions enable both these industries to sustainably grow. Further, the regulatory environment has become increasingly favorable by requiring fish passage where there are barriers and improving upon the infrastructure that is there to stay.


For The Earth, The Fish,
And Generations To Come

The planet needs wild fish to sustain itself, just as we need farmed fish and clean hydropower to sustain ourselves.

It isn’t often one can invest in a company that has a worldwide market opportunity that impacts fish, air, clean energy, and the oceans to help feed the planet. With our recurring PaaS business model, our upfront costs to customers are low, the recurring revenue is long, and the opportunity, extraordinary.

For any Investor Questions, Please review this StartEngine FAQ

In the Press

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Offering Summary

Company : Whooshh Innovations Inc.

Corporate Address : 2001 West Garfield Street, Bldg 156, Seattle, WA 98119

Offering Minimum : $9,999.00

Offering Maximum : $4,999,999.50

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 3,333,333

Price per Share : $1.50

Pre-Money Valuation : $84,912,372.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Live Offering Perks*

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 Days | 5% bonus shares

After the early birds

First Volume Tier -- 25,000 - 10% bonus

Second Volume Tier -- 50,000 - 15% bonus

** Note these perks do stack with the other live offering perks. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Whooshh will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Uncommon Dialogue is Working for Whooshh Innovations

1 day ago

We are pleased to report that on Thursday, May 12, at 10:30 AM Eastern time, the Energy Subcommittee of the House Energy and Commerce Committee will hold a hearing on hydropower licensing, a major step forward for the licensing reform package developed in Working Group 6 of the Uncommon Dialogue.

Three Uncommon Dialogue leads, all of whom we personally know, representing Tribes, the conservation caucus, and the hydropower industry, are scheduled to testify:

- Mary Pavel, Partner, Sonosky, Chambers, Sachse, Endreson & Perry
- Tom Kiernan, President and CEO, American Rivers
- Malcolm Woolf, President and CEO, National Hydropower Association

More than a year in development, the detailed Working Group 6 package of proposed Federal Power Act amendments covers hydropower dam licensing, relicensing, and license surrender. We support the amendments along with 21 organizations participating in the Uncommon Dialogue. The package was finalized and sent to Congressional leaders on April 4, drawing coverage from the Wall Street Journal and other national outlets.

Details of the hearing, "Modernizing Hydropower: Licensing and Reforms for a Clean Energy Future," are posted on the Energy and Commerce Committee website. A live-stream link will be posted before the hearing, and a recording will be available afterwards.

We encourage you to reach out to your representatives who are on the energy subcommittee and let them know you support Whooshh Innovations, fish passage, and a clean energy future and encourage them to move forward on the proposed Federal Power Act Amendments.

Whooshh Innovations Recognized in Environmental Innovation Award

2 days ago

The Port of Seattle celebrated Earth Day this year by highlighting industry and community leaders in environmental innovation.

The Sustainable Century Awards, formerly known as the Environmental Excellence Awards, recognizes outstanding environmental accomplishments of customers, tenants, non-profits and partners. Award recipients demonstrate environmental leadership and are crucial partners in helping the Port achieve its environmental stewardship, sustainability, and equity goals.

We are proud to stand alongside award winners such as Fishermen's Finest, Bellair Charters / Airporter Shuttle, Southwest Airlines, and Delta Air Lines for their work decreasing carbon emissions within their industries.

Whooshh Innovations received honorable mention for our work on the Fraser River last year. Following a landslide on the Fraser River, in British Columbia, that threatened to block passage for all salmon runs in Canada's largest salmon watershed, Whooshh deployed its Passage Portal™ in record time before the returning adult salmon arrived so they could migrate over and around the blockage. The Passage Portal removed the need for human handling, trap, and helicopter transport of tens of thousands of salmon during the summer and fall of 2020, which would not otherwise have been feasible or affordable.

To read more about the Port of Seattle Sustainable Century Award winners, click here.

Or, click here to check out the award winning short film about the journey to save one of the world's largest salmon runs.

Notice of Funds Disbursement

4 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whooshh Innovations has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whooshh Innovations be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A Mother of all Investments!

7 days ago

Happy Mothers Day!

There will be lots of news coming down the pike to catch everyone up on, including exactly when we plan to close this fundraising campaign (soon!), but that will need to come after this very special weekend. Before then we wanted to share, online, for the first time, a 30 minute award winning short film that is centered around our Passage Portal product we developed for fish passage. While the vast majority of the film is not focused on how our system works, what is apparent in the film is how important the products we offer are to so many people, even more so in a time of climate change, when nature presents new challenges for people and the fish. While the dam referenced in the film was caused by a massive rockslide and resulted in an emergency response, the reality is that wherever there are dams, there is an emerging urgency (an emergency) that we need to address fish passage differently so hydropower can continue to grow and provide the clean energy to the electrical grid that cannot be supplied by wind or solar when the wind doesn't blow and the sun doesn't shine, and the fish can recover. As we like to say, one can keep using the pay phone in the booth, or we can use a smart phone that costs less and does far more. That is the kind of difference Whooshh offers 1,000,000 dam owners and operators worldwide.


INDIE SHORT FEST
SAFE PASSAGE
THE RACE TO SAVE ONE OF THE LAST GREAT WILD SALMON RUNS
Destiny City Film Festival
A DOCUMENTARY FILM BY WARNER HANSON CREATIVE
DIRECTOR
HEIDI HANSON
DIRECTOR OF PHOTOGRAPHY
CHRIS WARNER
creativeBC
tnfc
ONTARIO CREATES
FilmFreeway
WARNER HANSON FILM+TELEVISION

So take some time with your Mom this weekend and watch the film and see what we were up to during the Covid pandemic in a remote area of Canada. Then decide if the cause and our mission to Save the Fish, Feed the Planet, and Grow clean Energy is right on target and is the right investment for you. If you think we are, then like all Mother Bears protecting their cubs, take action and come invest in the future now with Whooshh. It could be a great gift for your Mother and her kids.

See the film here: https://vimeo.com/562029725

Invest now here: startenegine.com/whooshh

We would also like to thank Chris Warner and Heidi Hanson of Warner Hanson Film and Television for believing in our mission and for putting together this film despite some very very difficult travel restrictions at the time of filming. To learn more about Warner Hanson and the film, go here: whcreative.org/safe-passage-vip.html

Notice of Material Change in Offering

11 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Whooshh Innovations offering. Here's an excerpt describing the specifics of the change:

Issuer has provided updated financials and is extending their campaign 63 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Is TIME running out to invest in one of the most widely publicized companies on the equity crowdfunding leader Start Engine?

16 days ago

Dear Investors and Followers:

We have climbed a long way up the ranks of the companies raising money on the SE platform and your time to invest in Whooshh Innovations may be running out. We do not want anyone to miss out! Of the 193 companies currently up on the Start Engine platform, we have now raised more than all but fourteen, and we're not quite done yet. We are also well on our way to one thousand investors, a number we would like to be able to report to Senator Patty Murray's office next Tuesday when we are scheduled to talk about the projects we support for federal budget appropriations.

As each day passes, the urgency to assure our federal government is doing everything it can to support more and faster safe fish passage deployments and provide environmental incentives to our hydropower customers to lower their costs, becomes more critical to our planet's future. While wind and solar get much of the renewable energy and environmental services attention, it is hydropower that is still the largest renewable energy provider in the world, and likely will be for many years to come. While over 95% of the 90,000 dams in the United States do not provide hydropower today, Oak Ridge National Laboratory has released a study that identifies which existing dams are ripe for hydropower development, and with them, all those sites where fish passage will surely be required.

We have the right products, at the right time, at the right price and for the right industry, to enable clean hydropower to continue its renewable energy leadership. Scaling with a mature industry that can produce energy on a massive scale with infrastructure that already exists, makes more sense today than it did yesterday. Hopefully, Whooshh makes more sense today to you too.

Looking forward to seeing your investment in Whooshh Innovations today!

Thank you for your vision and support.

Vince

Vincent E Bryan III, CEO

Whooshh Innovations Inc.

Big News! Whooshh Ships Technological Innovation to Sweden

21 days ago

The Whooshh Land Based Elverator Switchback system shipped out late last week to Tekniska Verken in Sweden, a region where elver passage is currently in high demand.

As dams and other barriers impact the distribution and population density of eels in rivers, finding passage solutions has become increasingly urgent for regions who rely on elver to sustain local fish, bird, mammals, and turtle populations.

The EU Water Framework Directive has required all member nations to pass national regulations stipulating interconnected water ways for fish passage. We are excited to be working with Tekniska verken to begin finding Elver passage solutions in Sweden.

To watch our journey and impact, follow our page. To help us grow our impact, invest today.


WHOOSHH

Photo of Land Based Elverator Switchback system and Whooshh Innovations Engineer

Whooshh Innovations Achieves Record First Quarter

22 days ago

2022 is off to a promising start. Q1 revenue is typically the lowest water mark for the year and less than the other quarters. New budgets often start at the beginning of the year and contract negotiations accelerate, but deliveries and recognized revenue lag.

For example, in 2020 Q1 revenue was less than $250k and we finished the year with $5.6MM in revenue. **This year, 2022 Q1 revenue was approximately $600K, a new record for Q1 by the Company. Next step, to make fiscal year 2022 our best year yet.**

If we have learned nothing else from the last two years, we know that a worldwide pandemic, a war in Europe, and high inflation bring uncertainty to the future. However, we also know that the inflated cost of oil is accelerating the demand for electricity from clean reliable efficient energy sources like hydropower. Where there is a dam with hydropower, fish passage at the dam is often a necessary enabler to obtain a license for the hydropower operator. So, with all the unwelcome news in the world today, and the one million dams worldwide that already exist, most of which do not have hydropower or fish passage, just maybe, the world is starting to catch on, as evidenced by our record first quarter.

There is endless work to do, but it is a start. It's time for you to act too, invest in Whooshh and the future today. Hydropower is the surest way to beat climate change and maintain a clean reliable energy grid, and with your help we will ensure that we also SAVE the fish, FEED the planet, and GROW clean energy.

We are grateful for your help with the first $1MM plus, and now we need your help to reach our $5MM offering max. Tell your friends and colleagues, the clock is ticking.

Let's go!

Vince

Vincent E Bryan III, CEO

Whooshh Innovations Inc.

These results are based on unaudited financial statements and may be subject to change.

Whooshh Applauds Over $3 Million in Funding Presented to Tribal Partners

23 days ago

We are thrilled to hear that The Upper Columbia United Tribes (UCUT) secured over $3 million in funding from the Washington Department of Fish and Wildlife to bring salmon back to the Inland Northwest.

The funding will be used in UCUT Phase 2 Implementation Plan, centering on fisheries research, developing local rearing facilities, and expanding fish transport capacity. The $3 million will allow the tribes to purchase critical research and transport equipment that will be used for Phase 2 implementation.

Whooshh Innovations began working with the Colville tribes in 2018, collaborating on the installation of a Passage Portal system to perform testing on Chief Joseph Dam. We are pleased to hear that the long-anticipated funding has finally arrived.

"We applaud the state of Washington for accepting their role in this most righteous of endeavors," said Hemene James, Chairman of the Upper Columbia United Tribes. "We as the original inhabitants of this great country of ours look forward to the joint efforts going forward with not only Washington but all those that want to experience all that this beautiful land of ours can be!"

We are looking forward to the impact the Upper Columbia United Tribes and the secured funding will have on local river rehabilitation. We are excited to work with the UCUT again over the coming years!

To read the full story, click here https://www.kxly.com/salmon-are-coming-back-to-the-spokane-and-columbia-rivers/

To watch our journey and impact, follow our page. To help us grow, invest today.



Photo of the Whooshh Passage Portal, installed at Chief Joseph Dam in 2018 in collaboration with the Colville tribes.

Notice of Funds Disbursement

24 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whooshh Innovations has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whooshh Innovations be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Varun G. 29 INVESTMENTS 22 days ago Pinned by Company

Thank you for sharing revenue numbers, they are pretty impressive. Eventually you see which option as likely event, acquisition or IPO? If acquisition, which type of companies can be prime acquirer?

0 View 1 reply

Barbara Ann I. 13 INVESTMENTS 7 months ago Pinned by Company

Whooshh is the best idea ever...

1 View 1 reply

Cooper H. 1 INVESTMENT 21 days ago

Will you take your company public or continue to keep the company private until more capital is raised?

0

Paul R. 2 INVESTMENTS 2 months ago

Hello Whooshh, I'm an engineer and potential investor, trying to understand how the product works. One of the big problems with fish passage on larger rivers is helping the salmon find the inlet. They seek out higher velocity flow to find their way up stream. This requires the release of water which bypasses the hydropower turbines (at a loss to them). How does your product attract fish to the entrance and get them into the tube? Another issue is more relevant to smaller fish when the outlet becomes a feeding ground for predatory fish. How are you excluding predators or otherwise discouraging predation of the fish you are trying to assist? I'm also interested if/how you are able to automate the migration reporting process to the satisfaction of government regulators. Applications I've seen require a person to physically count each fish. Do you have any studies on these issues that you can reference?

There is such a need for this especially on the west coast where commercial fisheries have collapsed. Everyone wants a better solution. If NMFS and US FWS are on board with your solution, your problem is rapidly going to become scaling up to meet demand. Have they issued any opinions on its efficacy?

0 View 1 reply

James F. 2 INVESTMENTS 2 months ago
Help feed the planet with beings that would love to stay alive if given the choice. Amazing idea.
0 View 1 reply

Varun G. 29 INVESTMENTS 2 months ago
What was the revenue for 2021 and projection for 2022?
0 View 1 reply

Caleb N. 49 INVESTMENTS 3 months ago
I know you said you can't discuss the details of the individual deals, but are you able to give an estimate on how much revenue/profit is generated, on average, with deals. For example, in the new announcement, you said traditional fish passage systems can range from $10m - $100m and aren't that effective. Is that a similar price range for you guys?

Any chance there will be a 2021 financials update of some sort before this raise ends? I'll be investing whenever this raise comes closer to an end either way, but just kind of curious how significant each one of these deals are generally and what the last year+ of progress looked like. That are "revenue grew by X%" as I have seen some do since they can't report exact numbers.
0 View 2 replies

Faye N. 3 months ago
Hi, I'm considering investing. How much revenue was generated in 2021 - an estimate is acceptable if audited financial statements have yet to be prepared.
0 View 1 reply

natasha t. 17 INVESTMENTS 5 months ago
Do the salmon eggs that have hatched go back to the ocean via the whoosh also?
0 View 1 reply

Miguel C. 16 INVESTMENTS 5 months ago
Hello Whooshh,
Thank you very much for extending this crowdfund round, as I am currently at my limit. I should be able to get in at the end of January 2022.

Best regards,
Miguel Costa
0 View 1 reply

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Whooshhhh

Vince Bryan III:
At Whoosh Innovations we recognized a need for new sustainable technologies designed for the fish so they can feed the planet and the people on it. So we can be more efficient with our resources and so clean, renewable energy can grow faster.

Speaker 2:
Because a cannon that fires fish through a tube and over a dam is absolutely incredible.

Vince Bryan III:
We've come a long way from the viral videos of the salmon cannon and years of regulatory testing. We're now ready to scale and grow the business.

Vince Bryan III:
Our company has solutions for fish passage, invasive species, agriculture, and fish processing, each a huge and growing market. Our goal is to restore native fish species to their historic levels and we can begin to do that today.

Vince Bryan III:
It's called the Whoosh Passage Portal. It's a modular system that can be deployed anywhere. Fish swim in on their own, a fish recognition scanner takes 18 high definition images of the fish at a fraction of a second to determine, among other criteria, size, and species, including invasive species so they can be separated and removed.

Kenny Down:
The scanning capabilities of systems like the Whoosh Innovation System are absolutely mandatory. I think that we implement these as fast as we can in our river systems.

Vince Bryan III:
It's like the hyperloop for fish. Incredibly, it can whoosh up to 40 fish a minute. That's more than 57,000 fish a day.

Vince Bryan III:
You're not losing any water down fish ladders either. This means that hydro facilities can potentially increase their clean power production without adding any civil infrastructure and that means we can add up to 10% more clean energy production at dams worldwide, that's real revenue.

Vince Bryan III:
There are more than a million dams worldwide. More than 84,000 alone in the United States. And most dams have no fish passage, and those that do, they're ineffective.

Vince Bryan III:
The problems we're trying to help solve are enormous, but so is our business opportunity. Our ultimate vision is to deploy our fish passes systems on dams all over the planet, driving four key revenue channels.

Vince Bryan III:
First, a recurring revenue model we call Passage As a Service on our fully automated passage portals. Second, sales. Our non-automated systems. The simple ones like the salmon cannon itself. Third, Services. As the recognized leader of new and innovative fish passage technologies, we offer worldwide consulting and advising on how best to move the fish. Fourth, Subscription. Data and image capture from our official recognition system is invaluable and highly sought after in today's world.

Vince Bryan III:
Our key markets are fish passage and invasive species removal, agriculture, and fish processing. So think of it this way. Save feed, grow, save the fish, feed the planet, grow clean energy. We're not just helping fish over barriers but also moving fish and agriculture and fish processing.

Vince Bryan III:
Aquaculture is the fastest-growing food resource today. You can tap into this growing market and become the standard-bearer for a future where farmed and wild fish thrive. 20 independent laboratory studies over the past six years have shown us that traditional solutions such as ladders and lifts are ineffective.

Speaker 4:
Well, most of the barriers we've developed, ladders and lifts. Fish don't have legs, but we've developed ladders and lifts for their solutions because they work for us.

Vince Bryan III:
In 2018, Whoosh finished testing our passage portal on the Columbia River. By 2020 we were saving tens of thousands of threatened salmon after a landslide blocked the Frazier Rivers, legendary salmon run.

Jacques White:
And I've seen it in operation and it's really impressive. I think it has a lot of potential for fixed systems where you can capture the fish and move them upstream safely and efficiently.

Vince Bryan III:
In five years we have the expectation that Whoosh Systems will be deployed on dams of the Columbia and Snake Rivers. Be removing Asian carp throughout the Midwest and Southeast. Be providing fish passage for salmon, eel, and shad in the Eastern US, and helping Sweden and Norway lead the Europeans in implementing the ambitious EU Water Framework Directive. All of these are in the works. We need fish to sustain us. So does the planet. We also need dams to protect us from floods, to provide irrigation and drinking water and to help reduce our carbon footprint.

Vince Bryan III:
Join us if you believe that the fish and the planet are running out of time. Let's give them a chance to recover and help us run as fast as we can to get our Whoosh systems deployed on the planet's 1 million dams.

John Oliver

John Oliver:
I'd love to talk about salmon, cat food for people, tuna's understudy that you hope never has to go on, and that stupid fish that doesn't know how rivers work. Salmon famously have to fight their way up stream to spawn. But thanks to hydroelectric dams, that's become increasingly difficult. But don't worry, because as we found out recently, America is on it.

Ben Tracy:
I'm Ben Tracy in Washington state where we're going to introduce you to a pretty sweet piece technology known as the salmon cannon.

Ben Tracy:
That's coming up on CBS This Morning.

John Oliver:
You know, sometimes, sometimes people say the news has lost its touch, but every now and then they nail it, because a cannon that fires fish through a tube and over a dam, is absolutely incredible. And if you're wondering what it looks like when they come out the other side, the company that makes it, incidentally called Whooshh Innovations, has produced a spectacular slow motion video sent to classical music.

John Oliver:
In your darkest moments of despair, when you see a world torn apart by war, I want you to remember that video and think, "We can do great things. We can do great things." In fact, let me tell you how much I love the salmon cannon. I love it so much we made our own cannon this week. So, this thing is pretty powerful, so who wants to get this puppy a go? Let's see where this salmon ends up.

Jon Stewart:
Of course, the situation in the Mid-East only getting more complicated. The US has been bombing for-

John Oliver:
Okay. Okay. So, we know it works. We know it works. Let's try firing two fish somewhere else.

Jimmy Fallon:
Thank you, spatulas.

John Oliver:

Very nice. But let's try something a little more difficult.

Speaker 5:
You took my daughter from me. What did you expect?

Speaker 6:
I'm not trying to deny it, but I don't remember.

Speaker 5:
Oh, that's convenient.

Speaker 6:
It cost me your loved.

John Oliver:
Clearly, his is the greatest object that has ever been invented. So I am emptying this bucket, and let us see how big we can go on this thing.

Michelle Beadle:
Welcome back. I'm Michelle Beadle. Incredible footage coming out of Houston Rockets practice, where Dwight Howard was injured making a block. Howard broke two fingers and is expected to meet miss-

Seth Myers:
Members of the Obama administration temporarily-

Anderson Cooper:
There's a new report about Iran's nuclear program, and it seems-

Tom Hanks:
And that's why it's so important that we support-

Homer Simpson:
What the-I

Joel McHale:
Eyebrows, Kim Kardashian.

Wanda Sykes:
What the hell?

Speaker 14:
Request this.

Mario Batali:
Olive oil.

Wayne Brady:
Hashtag.

Meredith Viera:
Interesting, how in this day and age-

Speaker 18:
Cut, cut, stop, stop. R2, awesome. Except it's bleep, bleep, squawk, bloop. Let's stick to the script, because I have-

Eric Stonestreet:
And I'm glad they didn't ask us to come down-

Stephen Colbert:
It's gets better.

Kelly Ripa:
In the Broadway play The Real Thing-

Homer Simpson:
Bart. Bart. Bart. Ow, that hurt.

Meredith Grey:
15 blade.

Tom Hanks:
Hey!

Speaker 18:
I quit. I can't work like this. Shut up, Chewie.

Homer Simpson:
Mm. Salmon.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

WHOOSHH INNOVATIONS INC.

a Delaware Corporation

BYLAWS

As Adopted March 31, 2018

WHOOSHH INNOVATIONS INC.

a Delaware Corporation

BYLAWS

As Adopted March 31, 2018

ARTICLE I: STOCKHOLDERS

Section 1.1: Annual Meetings. Unless members of the Board of Directors of the Corporation (the "***Board***") are elected by written consent in lieu of an annual meeting, as permitted by Section 211 of the Delaware General Corporation Law (the "***DGCL***") and these Bylaws, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board shall each year fix. The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

Section 1.2: Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the holders of shares of the Corporation that are entitled to cast not less than ten percent (10%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the "***Whole Board***," which shall mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Special meetings may not be called by any other person or persons. If a special meeting of stockholders is called by any person or persons other than by a majority of the members of the Board, then such person or persons shall request such meeting by delivering a written request to call such meeting to each member of the Board, and the Board shall then determine the time and date of such special meeting, which shall be held not more than one hundred twenty (120) days nor less than thirty-five (35) days after the written request to call such special meeting was delivered to each member of the Board. The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine.

Section 1.3: Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation (the "***Certificate of Incorporation***"), such notice shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4: Adjournments. The chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders may adjourn from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; *provided, however*, that if the adjournment is for more than thirty (30) days, or if a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. To the fullest extent permitted by law, the Board may postpone or reschedule any previously scheduled special or annual meeting of stockholders before it is to be held, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

Section 1.5: Quorum. At each meeting of stockholders the holders of a majority of the voting power of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; *provided, however*, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6: Organization. Meetings of stockholders shall be presided over by such person as the Board may designate, or, in the absence of such a person, the Chairperson of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: Voting; Proxies. Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter.

Section 1.8: Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or to take corporate action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, except as otherwise required by law, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60), nor less than ten (10), days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board, then the record date shall be as provided by applicable law. To the fullest extent provided by law, a determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

Section 1.9: List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 1.10: Action by Written Consent of Stockholders.

1.10.1 Procedure. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, to its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the agent of the Corporation's registered office in the State of Delaware shall be by hand or by certified or registered mail, return receipt requested. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in Section 1.10.2 below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner required by law, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner required by law.

1.10.2 Form of Consent A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (b) the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

1.10.3 Notice of Consent. Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders shall be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as required by law. If the action which is consented to is such as would have required the filing of a certificate under the DGCL if such action had been voted on by stockholders at a meeting thereof, then if the DGCL so requires, the certificate so filed shall state, in lieu of any statement required by the DGCL concerning any vote of stockholders, that written stockholder consent has been given in accordance with Section 228 of the DGCL.

Section 1.11: Inspectors of Elections.

1.11.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.11 shall be optional, and at the discretion of the Board.

1.11.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

1.11.3 Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

1.11.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.11.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

1.11.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with any information provided pursuant to Section 211(a)(2)(B)(i) of the DGCL, or Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

ARTICLE II: BOARD OF DIRECTORS

Section 2.1: **Number; Qualifications.** The Board shall consist of one or more members. The initial number of directors shall be five (5), and, thereafter, unless otherwise required by law or the Certificate of Incorporation, shall be fixed from time to time by resolution of a majority of the Whole Board or the stockholders of the Corporation holding at least a majority of the voting power of the Corporation's outstanding stock then entitled to vote at an election of directors. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: **Election; Resignation; Removal; Vacancies.** The Board shall initially consist of the person or persons elected by the incorporator or named in the Corporation's initial Certificate of Incorporation. Each director shall hold office until the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of any holders of the Corporation's preferred stock then outstanding: (a) any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors and (b) any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 2.3: **Regular Meetings.** Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

Section 2.4: **Special Meetings.** Special meetings of the Board may be called by the Chairperson of the Board, the President or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: **Remote Meetings Permitted.** Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: **Quorum; Vote Required for Action.** Subject to Section 2.2 above regarding the ability of the members of the Board to fill a vacancy on the Board, at all meetings of the Board a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 2.7: **Organization.** Meetings of the Board shall be presided over by the Chairperson of the Board, or in such person's absence by the President, or in such person's absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: **Written Action by Directors.** Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively, in the minute books of the Corporation. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: **Powers.** The Board may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and manage and direct all such acts and things as may be exercised or done by the Corporation.

Section 2.10: **Compensation of Directors.** Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

ARTICLE III: COMMITTEES

Section 3.1: **Committees.** The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2: Committee Rules. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV: OFFICERS

Section 4.1: Generally. The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a Secretary and a Treasurer and may consist of such other officers, including a Chief Financial Officer, Chief Technology Officer and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; *provided, however*, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person's successor is appointed or until such person's earlier resignation, death or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board.

Section 4.2: Chief Executive Officer. Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) Subject to Article I, Section 1.6, to preside at all meetings of the stockholders;

(c) Subject to Article I, Section 1.2, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board shall be the Chief Executive Officer.

<u>Section 4.3</u>: <u>Chairperson of the Board</u>. The Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

<u>Section 4.4</u>: <u>President</u>. The Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

<u>Section 4.5</u>: <u>Vice President</u>. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

<u>Section 4.6</u>: <u>Chief Financial Officer</u>. The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

<u>Section 4.7</u>: <u>Treasurer</u>. The Treasurer shall have custody of all moneys and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

<u>Section 4.8</u>: <u>Chief Technology Officer</u>. The Chief Technology Officer shall have responsibility for the general research and development activities of the Corporation, for supervision of the Corporation's research and development personnel, for new product development and product improvements, for overseeing the development and direction of the Corporation's intellectual property development and such other responsibilities as may be given to the Chief Technology Officer by the Board, subject to: (a) the provisions of these Bylaws; (b) the direction of the Board; (c) the supervisory powers of the Chief Executive Officer of the Corporation; and (d) those supervisory powers that may be given by the Board to the Chairperson or Vice Chairperson of the Board.

Section 4.9: **Secretary.** The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.10: **Delegation of Authority.** The Board may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.11: **Removal.** Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any Vice Presidents of the Corporation, then such Vice Presidents may be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V: STOCK

Section 5.1: **Certificates.** The shares of capital stock of the Corporation shall be represented by certificates; *provided, however*, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the adoption of such resolution by the Board, every holder of stock that is a certificated security shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, but not limited to, the Chairperson of the Board, the Vice-Chairperson of the Board, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. If any holder of uncertificated shares elects to receive a certificate, the Corporation (or the transfer agent or registrar, as the case may be) shall, to the extent permitted under applicable law and rules, regulations and listing requirements of any stock exchange or stock market on which the Corporation's shares are listed or traded, cease to provide annual statements indicating such holder's holdings of shares in the Corporation.

Section 5.2: **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.** The Corporation may issue a new certificate of stock, or uncertificated shares, in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3: **Other Regulations.** The issue, transfer, conversion and registration of stock certificates and uncertificated securities shall be governed by such other regulations as the Board may establish.

ARTICLE VI: INDEMNIFICATION

Section 6.1: **Indemnification of Officers and Directors.** Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a member of the Board or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor as a member of the board of directors, officer or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an "***Indemnitee***"), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of such Indemnitees' heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board. As used herein, the term the "***Reincorporated Predecessor***" means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger and (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2: **Advance of Expenses.** The Corporation shall pay all expenses (including attorneys' fees) incurred by such an Indemnitee in defending any such Proceeding as they are incurred in advance of its final disposition; *provided, however*, that (a) if the DGCL then so requires, the payment of such expenses incurred by such an Indemnitee in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no appeal that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise; and (b) the

Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a Proceeding, alleging that such person has breached such person's duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: Indemnification Contracts. The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: Right of Indemnitee to Bring Suit. The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 above.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in applicable law.

6.5.2 Effect of Determination. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

Section 6.6: Nature of Rights. The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee's successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII: NOTICES

Section 7.1: Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 below) or by law, all notices required to be given pursuant to these Bylaws shall be in writing and may, (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, cablegram, overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively be delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of this Article VII by sending such notice by telegram, cablegram, facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (b) in the case of delivery by mail, upon deposit in the mail, (c) in the case of delivery by overnight express courier, when dispatched, and (d) in the case of delivery via telegram, cablegram, facsimile, electronic mail or other form of electronic transmission, when dispatched.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; *provided, however*, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII: INTERESTED DIRECTORS

Section 8.1: Interested Directors. No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

Section 8.2: **Quorum.** Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX: MISCELLANEOUS

Section 9.1: **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

Section 9.2: **Seal.** The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 9.3: **Form of Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes, CDs, or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 9.4: **Reliance upon Books and Records.** A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person's duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.5: **Certificate of Incorporation Governs.** In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6: **Severability.** If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X: TRANSFERS OF CAPITAL STOCK

Section 10.1: **Restriction on Transfer.**

10.1.1 No holder ("***Stockholder***") of shares of capital stock of the Corporation ("***Shares***") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("***transfer***"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article X.

10.1.2 The restriction contained in subsection 10.1.1 shall not apply to the following transactions (each, a "***Permitted Transfer***"):

(i) any transfer during the Stockholder's lifetime by gift or pursuant to domestic relations orders to the Stockholder's Immediate Family or a trust for the benefit of Stockholder or Stockholder's immediate family, where "***immediate family***" as used herein shall mean spouse, Spousal Equivalent, lineal descendant or antecedent, parent, sibling, stepchild, stepparent, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (and for avoidance of doubt shall include adoptive relationships), and where a person is deemed to be a "***Spousal Equivalent***" provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely;

(ii) any transfer or deemed transfer effected pursuant to the Stockholder's will or the laws of intestate succession;

(iii) any transfer by an entity Stockholder to an Affiliate (as defined below) of such Stockholder, where, for purposes of this Article X, (a) an "***Affiliate***" of an entity Stockholder shall include any individual, firm, corporation, partnership, association, limited liability company, trust or other entity who, directly or indirectly, controls, is controlled by or is under common control with such entity Stockholder or such entity Stockholder's principal, including, without limitation, any general partner, managing member, managing partner, officer or director of such entity Stockholder, such entity Stockholder's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such entity Stockholder or such entity Stockholder's principal, and (b) the terms "***controlling***," "***controlled by***," or "***under common control with***" shall mean the possession, directly or indirectly, of (x) the power to direct or cause the direction of the management and policies of an entity Stockholder, whether through the ownership of voting securities, by contract, or otherwise, or (y) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such entity Stockholder;

(iv) a corporate Stockholder's transfer of all of its shares to a single transferee pursuant to and in accordance with the terms of any *bona fide* merger, consolidation, reclassification of shares or capital reorganization of the corporate Stockholder, or pursuant to a *bona fide* sale of all or substantially all of the stock or assets of a corporate Stockholder, provided in each case that such transfer is not essentially simply a transfer of the Shares without substantial additional assets other than cash or cash equivalents being transferred;

(v) in the case of a Stockholder that is a corporation, partnership, or limited liability company, any transfer by such Stockholder to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) a retired partner of such partnership or a retired member of such limited liability company, or (C) the estate of any such partner, member or stockholder;

(vi) any repurchase or redemption of Shares by the Corporation: (a) at or below cost, upon the occurrence of certain events, such as the termination of employment or services; or (b) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such Shares (including the purchase of such Shares by the Corporation's assignee); and/or

(vii) any transfer or deemed transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors are less than a quorum; provided, however, that notwithstanding the foregoing, if a transfer or deemed transfer is approved pursuant to this clause (vi) and the Shares of the transferring Stockholder are subject to co-sale rights (the "***Co-Sale Rights***"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with such approved transfer or deemed transfer without any additional approval of the Board.

provided, however, that each transferee, assignee, or other recipient of any interest in the Shares shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

10.1.3 As a condition to any transfer, the Corporation may, in its sole discretion, (i) require in connection with such transfer of Shares delivery to the Corporation of a written opinion of legal counsel, in form and substance satisfactory to it or its legal counsel in their respective discretion, that such transfer is exempt from applicable federal, state or other securities laws and regulations (a "***Legal Opinion***"), (ii) charge the transferor, transferee or both a transfer fee in such amount as may be reasonably determined by the Corporation's management in order to recoup the Corporation's internal and external costs of processing such transfer, due and payable to the Corporation prior to or upon effectiveness of such transfer, and/or (iii) require such transfer to be effected pursuant to a standard form of transfer agreement in such customary and reasonable form as may be determined by the Corporation's management from time to time in its discretion.

Section 10.2: Right of First Refusal.

10.2.1 In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vi) above, then the

Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a written opinion of legal counsel, in form and substance satisfactory to the Corporation or its legal counsel in their respective discretion, that the proposed transfer is exempt from applicable federal, state or other securities laws and regulations (a "***Legal Opinion***") shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

10.2.2 For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

10.2.3 In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

10.2.4 In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

10.2.5 Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

<u>Section 10.3</u>: <u>Application; Waiver; Termination of Rights; Legend</u>.

10.3.1 In the case of any transfer permitted hereunder (whether by consent or via an exemption), the transferee, assignee or other recipient shall receive and hold such stock subject to the provisions of these Bylaws, and there shall be no further transfer of such stock except in accordance with these Bylaws. Any proposed transfer on terms and conditions different from those set forth in the notice described in subsection 10.2.1, as well as any subsequent proposed transfer shall again be subject to the foregoing restrictions on transfer, including the Corporation's right of first refusal, and shall require compliance with the procedures described in Sections 10.1 and 10.2.

10.3.2 The provisions of this Article X may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board, or by the stockholders of the Company, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those Shares to be transferred by the transferring Stockholder); <u>provided</u>, <u>however</u>, that such restrictions shall continue to apply to the Shares subsequent to such transfer; provided further that the Board may delegate the power to make any decision to consent to a transfer under Section 10.1 or waive the right of first refusal on behalf of the Corporation under Section 10.2 to either the Corporation's Chief Executive Officer or a committee of executive officers of the Corporation as the Board may determine (subject to such limitations as the Board may determine, if any).

10.3.3 Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

10.3.4 The restrictions on transfer in Sections 10.1 and 10.2 shall terminate immediately prior to the closing of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "***Securities Act***"). Upon termination of such restrictions, a new certificate or certificates representing the Shares shall be issued, on request, without the legend referred to in subsection 10.3.5 below and delivered to each holder thereof.

10.3.5 The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing restrictions on transfer remain in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XI: AMENDMENT

Unless otherwise required by the Certificate of Incorporation, stockholders of the Corporation holding at least a majority of the voting power of the Corporation's outstanding voting stock then entitled to vote at an election of directors shall have the power to adopt, amend or repeal Bylaws. To the extent provided in the Certificate of Incorporation, the Board shall also have the power to adopt, amend or repeal Bylaws of the Corporation.

CERTIFICATION OF BYLAWS
OF
<u>WHOOSHH INNOVATIONS INC.</u>

a Delaware Corporation

I, Vincent Bryan III, certify that I am Secretary of Whooshh Innovations Inc., a Delaware corporation (the "***Corporation***"), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: March 31, 2018

Vincent Bryan III, Secretary